Christopher J. Locke

Senior Vice President and Chief Financial Officer

February 17, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	Rewards Network Inc. Forms 10-K and 10-K/A for the fiscal Year Ended December 31, 2008 Filed March 12, 2009 and April 29, 2009, respectively File No. 001-13806

Dear Mr. Thompson:

As discussed, attached please find Rewards Network’s whitepaper response to the SEC’s open issues as well as our supporting exhibits.

Sincerely,

/s/ Christopher J. Locke
Christopher J. Locke
Senior Vice President and Chief Financial Officer

Two North Riverside Plaza, Suite 950 • Chicago, Illinois 60606 • Phone: 312-521-6767 • Fax: 312-521-6768 www.rewardsnetwork.com

February 17, 2010

WHITE PAPER OF REWARDS NETWORK INC.

ON ITS REVENUE RECOGNITION POLICY

The Division of Corporate Finance of the Securities and Exchange Commission staff (“SEC staff”) has requested additional information relating to our accounting treatment for our Marketing Credits Program. The purpose of this white paper is to outline in detail our Marketing Credits Program and the accounting treatment relating to our dining credits. It is our intention for this white paper to serve as a basis for further discussion with the SEC staff. We are prepared to work with the SEC staff on these issues in a timely manner so that we may release our full year and fourth quarter earnings, which we originally planned to make public on February 24, and file our 2009 Annual Report on Form 10-K by the filing deadline of March 16 with these issues resolved.

I. Overview of the Issues

a.	Overview of the Comment Process and Unresolved Comments

The SEC staff provided us with comments on our 2008 Form 10-K and Form 10-K/A in a letter dated September 28, 2009. We responded to these comments in a letter dated October 23, 2009. The SEC staff provided follow-up comments in a letter dated November 30, 2009, and we responded to these comments on December 31, 2009.

The SEC staff contacted Christopher J. Locke, our Chief Financial Officer, on January 28, 2010, indicating that the SEC staff continued to have questions about our presentation of revenues and cash flows relating to the dining credits we purchase from restaurants in our Marketing Credits Program. Based on subsequent conversations with the SEC staff, we believe that the following statements summarize the SEC staff’s open comments and that all others have been resolved:

1.	Relying, at least in part, on a reverse application of ASC 470-10-25 (originally added to GAAP in EITF 88-18, Sales of Future Revenues), the SEC staff has indicated that the dining credits transaction in substance appears to be an investing transaction that provides little more than a return for the risk that we are taking in purchasing dining credits from merchants. The SEC staff believes that if a dining credits transaction is an investing transaction, then there are implications for (1) how we recognize revenue and the classification of that revenue as interest income, (2) how we classify the cash flows from dining credits transactions, and (3) the presentation of dining credits revenues on a gross versus net basis.

2.	Separate from the issue of whether a dining credits transaction is an investing transaction, the SEC staff has questioned our basis for reporting gross revenues as opposed to net revenues in accordance with ASC Topic 605-45 (originally added to US GAAP by EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent) and ASC 605-50-25 (originally added to GAAP in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)).

b.	Overview of Rewards Network Response

Since our inception over 25 years ago, the Marketing Credits Program has been viewed, both operationally and for accounting purposes, essentially as the purchase and sale of inventory and not as an investing transaction.

The purchase of dining credits should not be accounted for like an investing transaction.

While we do assume a type of credit risk in our dining credit transactions in that restaurants could fail and close before the credits are used, the most significant risk is operational as we only generate sales through the successful marketing of our rewards programs. That is, the most significant component of our risk is the risk that we will be unsuccessful at persuading members to dine at the restaurant as frequently as we expect or indeed enough to use any or all of the dining credits that we purchased. If members do not dine at the restaurant, we have no recourse to the restaurant for recovery of the amounts we paid to purchase dining credits. It is the fact that we have the risk that our dining credits will go unused if members do not dine at our restaurants that has led to our historical treatment of dining credits as, in substance, inventory purchased for resale. The form of our dining credits agreement is clear that these are not lending or investing transactions, and there is legal precedent that our dining credits transaction is not a loan.1

We do not believe that treating purchased dining credits like a lending or investing transaction from an accounting standpoint would capture the economic substance of the dining credits transaction. Our purchase of dining credits varies in many substantial ways from an investing or lending transaction, notably because we assume not only inventory risk but also substantial operational risk. We perform a significant amount of marketing and business services in order to realize sales from the dining credits that we purchase. In addition, the restaurant may repurchase the remaining dining credits at any time at the original purchase price without interest or penalty, making any recognition of interest income prior to our members’ dining transactions inappropriate under GAAP. Therefore, we believe our balance sheet and cash flow presentation of the Marketing Credits Program is correct.

We would like to discuss the income statement presentation with the SEC staff in light of the analysis within this white paper.

No accounting literature directly addresses the accounting treatment of our dining credits transactions. The Company has accounted for the Marketing Credits program on a gross basis since its inception over 25 years ago, and we continue to believe that such treatment appropriately captures the economics of our arrangements and is a reasonable application of GAAP. In addition, our supplemental disclosures are clear and transparent, such that readers of our SEC filings should have a complete understanding of how the purchase and use of dining credits is reflected in our financial statements.

[1]	A 2000 New York state court decision also concluded that our dining credits program (which has remained the same in substance) was not a loan because the Company bore the risk of not being “repaid the advanced funds.” Transmedia Restaurant Co., Inc., (d/b/a Transmedia Network Inc.) v. 33 East 61st Street Restaurant Corp. (710 N.Y.S. 2d 756) (2000). The Company was formerly known as Transmedia Network Inc.

However, in light of the SEC staff’s questions on this topic, we have considered again the gross vs. net reporting question, and we recognize that some might conclude that net reporting is more appropriate. We have included discussion and analysis of this issue in this document and would like to discuss the question further with the SEC staff.

II. Information about the Marketing Credits Program

a.	General Description of the Business

We operate the leading dining rewards programs in North America by marketing over 10,000 participating restaurants to a base of over three million active members of these programs and by providing incentives to members to dine at these restaurants. We operate the dining rewards program of leading airline frequent flyer programs, hotel frequent-stay programs, retailer shopping programs, college savings plans and other affinity organizations, which we refer to as our program partners. Our program partners include nationally recognized companies, such as American Airlines, United Airlines, Southwest Airlines, Hilton Hotels, Best Buy and Upromise. We also operate our own dining rewards program, iDine®.

We have a small, stable base of stockholders.

We have been a public company since our founding, in 1984, under the name Transmedia Network Inc. Our stock is currently traded on the NASDAQ Stock Market under the symbol DINE. Our stock ownership is concentrated, with our largest stockholder, holding approximately 27% of our common stock, our top five stockholders holding over 50% and institutional stockholders holding approximately 46%. The largest stockholder has been our largest stockholder for over 10 years.

Our network of restaurants, members and program partners is the basis for our business model.

Our business model is based on our network of restaurants, members and program partners, with each benefiting from their participation in the network:

•	For restaurants, the network drives increased traffic and dining activity.

•	For members, the network offers valuable rewards for dining at our restaurants.

•	For program partners, the network provides enhanced program utilization, stronger member engagement, and increased revenues because we pay for the rewards their members earn.

We make the network possible by carefully selecting program partners who can bring engaged members to the network, marketing our restaurants to members of these partner programs and providing rewards to encourage dining at our restaurants, and using our direct sales force to bring restaurants into the network.

The strength of the network depends heavily on our ability to recruit new restaurants across the country with a variety of cuisine types and price points to participate.

We have a nation-wide full service sales team that is focused on expanding our restaurant base. We must continually recruit new restaurants in part due to the high rate of restaurant failures and also to replace restaurants that choose not to continue to participate in our network for their own business reasons. We recruit and retain restaurants in our network by offering services that address the needs of restaurants: marketing, reporting on member activity and member feedback and dining rewards program services. Each of our participating restaurants has differing needs at different points in time. In addition to services described above, we attract and retain restaurants in our network is by offering to purchase member dining in advance and at a discount. We refer to pre-purchased member dining as dining credits and this program, the Marketing Credits Program, is described in greater detail below. Approximately half of our current restaurants joined our network to take advantage of the Marketing Credits Program. We believe that the Marketing Credits Program offers us a significant benefit independent of its revenue stream because of the competitive advantage it offers for our network – with it, the overall power of our network and the interactions among our merchants, members and program partners is enhanced.

1.	Marketing Credits Program Overview

Restaurants in the Marketing Credits Program receive our marketing, reporting on member activity and member feedback and dining rewards program services. By offering to purchase member dining in advance, we also provide these restaurants with an opportunity to sell a bulk amount of their goods and services in advance of actually providing the goods and services. In return for purchasing a bulk amount of dining in advance, agreeing to market the restaurant and provide rewards to members, and providing related services, we are able to purchase member dining at a substantial amount less than normal menu prices. We refer to pre-purchased member dining as dining credits, and we use dining credits to track member dining at our restaurants. As members dine at our restaurants, the dining credits are redeemed.

The Marketing Credits Program differs from a lending or investing transaction in that we are paid only if members dine at participating restaurants and we perform marketing services for the restaurant both in order to drive member dining and to provide the restaurant valuable market information. We seek to drive members to dine at our participating restaurants through our various marketing vehicles, including websites, emails, mobile applications and social media marketing. We also seek to drive members to dine at our restaurants by offering rewards. By analyzing member dining behavior, we determine which members receive marketing for a particular restaurant and are eligible to earn rewards at that restaurant. We only recover the dining credits through member transactions that qualify for rewards.

If members do not dine at our participating restaurants, we cannot redeem the dining credits and otherwise have no recourse to the restaurant or any right to “put” the dining credits that we purchased. The operational risk is substantial and requires us to do a significant level of marketing for each restaurant in order to get the benefit of our bargain in purchasing the dining credits. If we did not market our restaurants to members and provide rewards for dining at restaurants in our network, we would not earn revenues or be able to use dining credits because we would not have any member transactions that qualify for the rewards under our programs.

It is important to note that the restaurant has the option to cancel participation in our network and the marketing that the Marketing Credits Program provides. In the event that a restaurant chooses to cancel participation when dining credits are outstanding, the restaurant may repurchase the remaining dining credits at their original purchase price with no additional charges, penalties or fees.2

We market our restaurants to members.

The work that we do to market these restaurants and redeem our dining credits is significant and the level of marketing performed can vary significantly by the restaurant. When a restaurant elects to join the Marketing Credits Program, we begin by gathering materials such as photographs and menus that we use to create a web profile of the restaurants on the many websites that we manage as well as mobile applications available on the iPhone, BlackBerry and Android smartphones. Members can find the restaurants on our websites by searching near a location, in a city or neighborhood, by cuisine type or the restaurant’s name.

For each restaurant, we select the members of the various program partners who receive marketing and are eligible to earn rewards at the restaurant based on our analysis of member dining behavior. We market our restaurants in emails to members. These emails may announce new restaurants in our program, remind members of restaurants in their area, or tie to a specific seasonal theme, such as restaurants with outside dining areas in the summer. We determine the restaurants to feature in an email to a member based on that member’s location in order to maximize the impact of the marketing by focusing on nearby restaurants. Exhibit 1 to this submission contains typical marketing that we perform for a Marketing Credits Program restaurant.

We provide a turnkey rewards program for our restaurants.

We administer the entire rewards program via our proprietary registered payment card platform:

•	Members register their credit or debit card number with us either directly or through our partners.

•	We identify transactions by members based on the use of a credit or debit card that is registered with us.

•	We determine whether the transaction is eligible for a reward and, if so, the amount of the reward.

•	We credit the reward to the member’s loyalty program account, which may be airline miles, college savings, or another rewards currency.

[2]	In 2009, 230 Marketing Credits merchants opted to repurchase their remaining dining credits balance at cost – the total amount of these repurchases was in excess of $1.8 million.

We provide reporting on member activity and member feedback to our restaurants.

We send thank you emails to members after they dine at the restaurant and earn a reward, and we solicit feedback from them via surveys and comments that we then provide to the restaurant. We believe that the customer feedback from members is valuable because it is validated – the results come only from members who actually have dined at the restaurant. We offer our restaurants an electronic communications platform in which they can respond in real time to member comments, allowing them to quickly and effectively take action on the feedback they receive from members after they dine. Finally, our account executives and account managers meet with the restaurants to provide reports on member dining behavior at the restaurant, which provides insights into the restaurant’s customer base that is not available from any other source. Exhibit 2 contains a typical report delivered to our restaurants.

An example of a dining transaction in the Marketing Credits Program

On average, we purchase dining credits inventory at a discount of approximately 28% to 35%. To demonstrate the economics of such a transaction, consider a representative hypothetical transaction in which we pay $20,000 to the restaurant and, in exchange, receive from the restaurant $35,000 of dining credits, which are redeemed over time as members dine. We agree with the restaurant that we will receive 75% of the amount of each member transaction when a member is eligible for a reward under our programs. If a member who receives a 10% reward dines at the restaurant and pays $100 for a meal, we receive $75 from the transaction, leaving $25 for the restaurant. This transaction redeems $75 of dining credits, leaving $34,925 dining credits outstanding. The member earns a reward of $10.

For this $100 transaction, the restaurant receives $67.85 – the $25 that is left for the restaurant, plus the $42.85 that we paid for $75 of dining credits. We receive gross margin of $22.15 – the $75 we debited from the restaurant, less the $42.85 we paid for the dining credits, less the $10 reward earned by the member.

The aggregate cash flow to the restaurant over the life of this dining credits transaction is as follows:

Payment received for Dining Credits	$20,000

Member Spend at Restaurant	$46,667
Dining Credit Redemption	($35,000)
Cost of Meal Served (estimated at 30%)	($14,000)
Net Cash Flow to Restaurant	$17,667

Effective Discounted Price of Meal to DINE	32%

The typical cost of food for a restaurant is 25% to 35% of sales. Therefore, the restaurant in our hypothetical transaction earns approximately 30% to 50% gross margin on every dining credits redemption. A dining credits transaction provides the restaurant with economic benefits different from a financing transaction because we provide marketing services and rewards to drive member spend at the restaurant. It is important to note that we have discretion over the marketing of a restaurant and the levels of marketing performed for each restaurant as well as the amount of rewards offered to members to dine at each merchant can vary significantly from merchant to merchant.

The Marketing Credits Program provides us with significant benefits beyond a simple financial return on our dining credits purchase.

The dining credits transaction provides us with a significant amount of transactional, operational, and consumer opinion data that is used to enhance our marketing tools overall and more effectively encourage diners to frequent our restaurants more often. Increasing the number of restaurants in our network by providing the Marketing Credits Program also enables us to receive more data on member dining behavior, which we analyze to understand the restaurant industry generally, how to increase member engagement and how to make the program more attractive to restaurants. Increasing the number of restaurants also makes our network more valuable to members and partner programs and positively impacts member engagement in the network, which in turn makes the network more attractive to restaurants. This “virtuous cycle” leads to network growth and improves our sales and profitability.

In 2007 and 2008, we offered a loan program, called the RCR Loan Program, and accounted for it as a loan.

We have considered restaurants that need only capital and not the marketing, customer reporting and feedback or dining rewards program services of our Marketing Credits Program. In early 2007, we began to offer, with a bank partner, the RCR Loan product that was a loan to restaurants but did not provide our other services. The RCR Loan program had a fixed term and a stated interest rate and accordingly we recognized revenues relating to this transaction under the interest method. This program was substantially different from our Marketing Credits Program because the repayment did not depend on member dining. We discontinued offering the RCR Loan product line effective January 2008 because the development of the RCR Loan program required significant investment of management time and alteration of our standard processes.

2.	Marketing Credits Program Agreement

Over the years, our contracts related to dining credits have evolved, but the substance of the transaction has remained the same: we pre-purchase members’ dining from restaurants. The current form of our contract, the Dining Credits Program Agreement (Exhibit 3), describes a transaction in which we provide a variety of marketing and related services to the restaurant and also purchase in advance and at a discount a portion of members’ dining transactions at the restaurant.

Our agreement describes the marketing and related services that we provide to the restaurant.

Section II.A. of the Agreement describes the various marketing and related services we provide to the restaurant, including reporting on member activity and providing rewards to members. The agreement provides us discretion in determining how best to market the restaurant to members so we can analyze member behavior at the restaurant and make adjustments with respect to which members receive marketing and may earn rewards. We may limit the members who receive marketing and are eligible to earn rewards in order to ensure the program meets the expectations of the restaurant.

Our agreement states that the purchase of dining credits is without recourse to the restaurant.

Section II.B. of the Agreement explains that the purchase of the dining credits is without recourse to the restaurant, except where the restaurant repurchases the dining credits (either unilaterally or with our consent) or the restaurant breaches the Agreement. Section IV.F. further clarifies that we are at risk for members’ behavior – if members do not dine at the restaurant, we do not receive the benefit of the transactions that we have purchased from the restaurant and the restaurant has no obligation to compensate us for any shortfall. It is essential for us that our marketing drives members to our restaurants because we are not permitted to unilaterally terminate the Agreement and recover the purchase price for the dining credits so long as the restaurant has not breached the Agreement. The restaurant, on the other hand, may unilaterally decide to leave the program. If the restaurant decides to leave the program, Section V of the Agreement permits the restaurant to repurchase the dining credits at the same purchase price we paid, with no additional charges, penalties or fees.

We include a fee for marketing and related services for use only after the dining credits have been redeemed.

The Agreement includes the concept of a Program Fee in Sections IV.B and V.B, which is a service fee that covers the marketing and related services we provide to the merchant. However, we do not break down the amounts we receive from a restaurant between the dining credits that we purchase and the Program Fee because we do not purchase, and merchants cannot sell dining credits without also receiving the marketing and related services. In addition, we do not analyze the Marketing Credits Program with the Program Fee separate from the dining credits.

The Program Fee is applied on a stand alone basis after a restaurant’s dining credits have been fully redeemed. We cannot predict exactly when members will dine and the dining credits will be fully redeemed. As a result, in order to create a stable member experience in which restaurants leave our program only at the end of the calendar month (and therefore remain available on our websites and in our marketing to members after the dining credits are fully redeemed), we require the restaurants in the Marketing Credits Program to remain on the program at least through the end of the calendar month in which the dining credits are fully redeemed. We receive the Program Fee after the dining credits are fully redeemed until the end of the calendar month, or longer if the restaurant elects to stay on our program and receive only our marketing and related services without an additional purchase of dining credits by us.

b.	Previous SEC Staff Consideration of the Marketing Credits Program

The SEC staff has considered the nature of the dining credits asset in relation to a transaction by the Company in 1997. In that transaction, we sold dining credits we had purchased from restaurants to a special-purpose entity as part of a securitization transaction. We believed that the transaction should be evaluated under the provisions of GAAP for sales of financial assets to determine whether the credits should be derecognized. However, the SEC staff disagreed, concluding that dining credits were not financial assets. In a 1997 speech, Armando Pimentel, then a Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, stated:

I want to focus on several transactions which we have seen where the seller/securitizer was transferring non-traditional assets. In the last year, these non-traditional assets have included stranded utility costs, prepaid meals and customer relationships. In these cases, the registrants initially presented a position in which they indicated that the items that were being sold were financial assets under FASB Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, (“FASB 125”). FASB 125 addresses the accounting for transfers of financial assets. Under FASB 125, an entity can receive sale accounting (a.k.a., off balance sheet accounting) for its financial assets if the transaction meets certain criteria. Although all of the criteria have been important considerations in the transactions that the staff has focused on, the most controversial point has been whether the items transferred meet the definition of a financial asset in FASB 125. If the item transferred does not meet that definition, the transaction should not be accounted for under that Statement.

The definition of a financial asset in FASB 125 is:

Cash, evidence of an ownership interest in an entity, or a contract that conveys to a second entity a contractual right (a) to receive cash or another financial instrument from a first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity.

The staff has applied this definition very strictly. The specific transactions that the staff has addressed recently did not involve financial assets (e.g., loans or receivables). The assets being transferred were (i) contractual rights to receive goods or services, or (ii) a right that was not a contractual right (i.e., one of the parties did not have a contractual right to pay or receive). For example, in one of the transactions we have reviewed, the item being transferred was a contractual right to receive meals. In this situation, the staff indicated that although a contract existed, that contract did not meet the definition of a financial asset since the entity did not have the right to receive cash or another financial instrument.

The CCH publication, Financial Assets and Liabilities: Sales, Transfers, and Extinguishments, provides additional background on the fact patterns in Mr. Pimentel’s speech, describing the prepaid meals transaction as follows:

Prepaid Food Assets

Certain membership organizations market discount dining programs in which the organization negotiates discounts for the organization members with participating restaurants by pre-paying the cost of meals. In one example of such a program, a portion of the discount is realized by members using the discounts, and a portion of the discount is realized by the membership organization. The organization pays a restaurant $50 at the inception of the program, and the restaurant agrees to provide $100 (measured in regular menu prices of meals) at a discount to members over a specified period. When a member dines at the restaurant and purchases $100 of food, the member is provided a 25% discount and pays the restaurant $75. The restaurant then remits this $75 back to the membership organization. The organization has then received a return of $25 ($75 received less $50 prepaid); the member has received the $25 discount; and the restaurant received the up-front payment in exchange for discounted prices.

To monetize its cash receivable (the anticipated receipt of the $75 from the restaurant) from the restaurant, the membership organization establishes an SPE and transfers the right to receive these future cash flows to the SPE in exchange for cash raised through the issuance of beneficial interests to third-party investors.

As noted in our Form 10-K for the year ended December 31, 1997, we treated the sale of prepaid dining credits to the special purpose entity in the securitization transaction as a financing transaction, not a sale, consistent with the SEC staff’s views that such credits do not meet the definition of a financial asset. The comment letters from that period provide the background for the analysis of the SEC.

III. Should the Dining Credit Purchase be treated as an Investing Transaction?

a.	Accounting Analysis

We believe that treating the purchase of dining credit as an investing transaction for accounting purposes would be premised on a view that the dining credits purchase is non-substantive, and a conclusion that the primary reason for the up-front payment from us to the restaurant is to provide the restaurant capital. We discuss this “access to capital” component of the transaction in our public filings as one of the benefits we provide to restaurants. As such, proponents of this view would hold that the payment we make to the restaurant is effectively an advance or investing transaction. Payments we receive from the restaurant when members dine at the restaurant would be split between fees for marketing services, repayment of the advance, and “interest.”

To conclude that the purchase of dining credits is an investing transaction, the purchase of dining credits would be looked at from our standpoint as a “purchase of future revenue”. While this concept is not discussed in the accounting literature, there is discussion of a “sale of future revenue” in ASC 470-10-25. If this transaction were in the scope of ASC 470-10-25, we believe that the restaurant would classify the advance from us as debt in its financial statements, as the indicators of debt classification in paragraphs ASC 470-25-2 b, c, and d all exist.

However, we do not believe that this transaction is within the scope of ASC 470-10-25. ASC 470-10-25-1 describes the transactions being addressed as those where “[a]n entity receives cash from an investor…” We believe that the intended scope of the guidance is a transaction in which the purchaser of future revenue is a passive financial investor, not a transaction in which the purchaser is a partner in the generation of the revenue, or a service provider to the company.

Beyond considerations of the scope of ASC 470-10-25, we note that this view relates to the Company’s classification of the dining credits asset, not the restaurant’s. We do not believe our rights meet the GAAP definition of a loan, which is a “contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in the creditor’s statement of financial position.” We have neither a right to receive money on demand from the restaurant or at fixed or determinable dates, as is evident from our agreements and in practice. Rather, our rights are entirely dependent upon whether members dine at the restaurant in question, a future event that we influence through marketing and offering rewards, but that ultimately is out of our control.

We believe that the SEC staff’s 1997 conclusion regarding the inapplicability of GAAP on sales of financial assets to our securitization transaction is also consistent with the conclusion that the dining credits are not loans for accounting purposes, as the accounting guidance for transfers of financial assets, would, of course, be relevant to the securitization of loans. While the guidance for transfers of financial assets has changed several times since 1997, the definition of financial assets has not.

b.	Effect of Changing to an Investing Treatment

If we were to change our accounting to this view, it might be expected that the most significant change would be in determining the timing of recognition of “interest” income. While we might be able to estimate the timing and amount of payments we would receive from dining credits, recognition of any interest before members actually dine at restaurants appears to be precluded by GAAP due to the terms of the dining credits agreements. ASC 310-20-35-18a (originally added to GAAP by FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases) prohibits the accrual of interest on a loan if “…the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.” As noted in paragraph 54 of Statement 91, “The Board concluded that the recognition of interest income should not cause the net investment in the loan to exceed the amount at which the borrower could settle the obligation.” As the borrower can settle its obligation at the same amount originally advanced to it by us, with no additional charges penalties or fees, no recognition of “interest” would be appropriate until a member dines at the restaurant.

Therefore, we believe that a switch to accounting dining credit purchases as loans would not change the timing of our income recognition in our income statement. Rather, only the classification of amounts could change.

c.	Accounting Conclusion Reached and Basis for Conclusion

The dining credits transaction is not an investing or lending transaction either legally or substantively. This is clear from the form of the agreement as well as a supporting legal opinion by a New York state court. Moreover, we are not a financial investor in the dining credits transaction– we are a service provider and assume significant operational and execution risk. We also do not believe our arrangements meet the definition of a loan in GAAP. For all these reasons, we believe that it is inappropriate to treat the purchase of dining credits as an investing transaction with income reported as interest. We believe that our historical treatment appropriately reflects the economics of the transactions.

Furthermore, we note that a conclusion that the dining credits purchases are substantively investments would be inconsistent with the SEC staff’s previous objection to a conclusion that dining credits are a financial asset.

Even reporting the purchase of dining credits as a loan would not change the timing of income recognition, because the ability of the restaurants to repurchase dining credits at their option at the amount originally paid by us would prohibit recognition of income until members dine at the restaurant.

We recognize that a conclusion that loan accounting is inappropriate leaves open the question of how to characterize the asset related to our purchase of dining credits. While we have in the past considered this asset to be akin to inventory, we would point out that inventory and loan are not the only potential treatments. The payment of a fee from a supplier to a customer at the inception of a relationship is not unique to this arrangement. For example, ASC 605-50 discusses a number of arrangements in which suppliers make payments to customers. Some of those arrangements are termed slotting or product fees, while others are part of buy down or cooperative advertising programs. The transaction discussed in ASC 605-50-55-54 through 56 is particularly analogous to our dining credits arrangements.

ASC 605-50 does not provide guidance on the timing of recognition of amounts paid to customers in the income statement. We believe, however, that it is generally accepted that when payments to a customer are made at the time a contract is signed and are not accounted for separately from the revenue-generating aspects of the contract, such payments are considered a cost of entering into the contract, are recognized as an asset subject to ongoing tests of recoverability, and amortized over the revenue generated from the contract. For example, this treatment is explicitly required for payments from a lessor to a lessee at the inception of a lease. While there is obviously an element of financing in any such arrangement, we do not believe that companies recognizing these kinds of contract assets typically record interest income separate from revenue on the applicable sale of products or services.

In our case, this would result in amortization of the contract asset in proportion to revenue received from the restaurant as dining credits are used. Our historical impairment analysis would be, we believe, an appropriate impairment analysis of the contract asset.

IV. The Accounting for the Marketing Credits Program on a Gross versus Net Basis

No accounting literature directly addresses the accounting treatment of our dining credits transactions. The Company has accounted for the Marketing Credits program on a gross basis since its inception over 25 years ago. However, we would like to further discuss net presentation with the SEC staff in light of the analysis within this white paper.

a.	Historical Basis for Gross Treatment

Historically, we have viewed our dining credits business as the purchase of dining credits for resale to our members. As a result, we have historically carried dining credits as an asset, and evaluated their realizability in the same way a company would evaluate inventory for realizability. When excess or obsolete dining credits are identified, we record a reserve for such credits. When members dine at participating restaurants and present their registered card for payment, we record cost of sales for the cost of the dining credits used, and revenue for the stated amount of dining credits used, as that is the amount of the member’s transaction that we are entitled to collect.

Opponents of our accounting view may point out that members do not purchase dining credits (or food and beverage) directly from us, but instead do so by patronizing our restaurants. Such opponents would conclude that the member purchases food and beverage from the restaurant, not from us. As such, they would either conclude that we never substantively purchased rights to food and beverage from the restaurant, or that we did purchase such rights, but sell them back to the restaurant (at a mark-up) when the member dines at the restaurant. However, as we have explained in the sections above, we assume the operational risk when purchasing dining credits from a restaurant that our members may not dine at the restaurant and we have no recourse to the restaurant for recovery of the dining credits. As such, we believe that our dining credits, in substance, are inventory purchased for resale, and have reported revenue on a gross basis for approximately 25 years.

We believe our existing disclosures and financial statement footnotes make the substance of our arrangements very clear to readers of our financial statements and/or public filings.3 For example, the table of net revenues in the Management Discussion and Analysis section of our Form 10-K and Form 10-Q filings clearly outline and describe the flow of the dining credits transaction. We believe this table is very helpful to any market participant and promotes transparency, allowing market participants to consider the transactions on a net basis if they chose to do so. In addition, we believe that our disclosures are well-understood by our small, stable base of stockholders. As such, we believe that there is no confusion in the marketplace regarding the evaluation of our revenue and business model and about how our dining credits transactions are structured and how they are accounted for and presented by the Company in our financial statements, particularly where, as here, we had been reporting revenue on a gross basis for 25 years.

b.	Analysis of ASC 605-45

In reviewing the SEC staff’s comments on the appropriate presentation of dining credits revenue, we considered the guidance under ASC Topic 605-45 (originally added to US GAAP by EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent). ASC 605-45 provides guidance on determining whether a transaction should be reported on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained because it has earned a commission of a fee.

Indicators of Gross Revenue Reporting

The Entity Is the Primary Obligor in the Arrangement (ASC 605-45-45-4)

[3]	We believe that the fact that the SEC staff has reviewed our accounting and our disclosure on more than one occasion in the past without raising issues related to our accounting or reporting of these transactions issues relating to our accounting treatment and financial statement presentation is an indication of the clarity of our disclosures.

605-45-45-4 Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

In the dining transaction, we are not the primary obligor to the member, as it is the restaurant that provides the food and beverage and is responsible for its quality and acceptability. However, we do provide the member with the benefit they earn when they dine. The restaurant has no control over or access to our member rewards.

Not an indicator of gross reporting.

The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return ( ASC 605-45-45-5; ASC 605-45-45-6; ASC 605-45-45-7)

605-45-45-5 Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

605-45-45-6 Evaluation of this indicator shall include arrangements between an entity and a supplier that reduce or mitigate the entity’s risk level. For example, an entity’s risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

605-45-45-7 A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.

We have significant inventory risk; we purchase dining credits in advance, and we are at risk for the entire amount paid to purchase such credits. If members do not dine at the restaurant in sufficient quantity to utilize the dining credits purchased, we have no recourse to recover our investment in such dining credits. There is no ability to return the dining credits purchased.

The primary sources of inventory risk are as follows:

1.	Despite out marketing, promotion and rewards offerings, members may not consume all of the dining credits we have purchased.

2.	The merchant, by breaching its contractual agreement, may not allow our members to consume the dining credits. In this case, the merchant can change its credit card processing vendor and circumvent our registered card platform. In these cases, we are unable to track the consumption of our dining credits or reward our members for their dines.

3.	The merchant can close or file for bankruptcy.

Therefore, we do have general inventory risk and the losses related to this risk, our provision for losses, are a material expense detailed on our income statement, having ranged from $8 million in 2009 to $22 million in 2005. The Company does intend to change the caption for its dining credits balance sheet reserve from “allowance for doubtful accounts” to “allowance for unusable dining credits.”

A strong indicator of gross reporting.

The Entity Has Latitude in Establishing Price (ASC 605-45-45-8)

605-45-45-8 If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

While we do not have latitude in setting menu prices for food and beverage at restaurants that are part of our program, we do have latitude in determining the amount of rewards a member will earn for dining at a particular restaurant. In that regard, we have some latitude in setting the net cost to the member for the food and beverage.

An indicator of gross reporting, in part.

The Entity Changes the Product or Performs Part of the Service (ASC 605-45-45-9)

605-45-45-9 If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

Not an indicator of gross reporting.

The Entity Has Discretion in Supplier Selection (605-45-45-10)

605-45-45-10 If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

We do not have discretion in supplier selection. While our targeted marketing efforts are aimed at influencing member dining behavior, members choose the restaurant at which they will dine.

Not an indicator of gross reporting.

The Entity Is Involved in the Determination of Product or Service Specifications (ASC 605-45-45-11)

605-45-45-11 If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Not an indicator of gross reporting.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping (605-45-45-12)

605-45-45-12 Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier’s facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

Given the nature of the transaction, this indicator is not applicable.

The Entity Has Credit Risk (ASC 605-45-45-13; ASC 605-45-45-14)

605-45-45-13 If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

605-45-45-14 A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Because transactions that use dining credits are identified based on the credit card used for payment, there is virtually no credit risk to either the restaurant or the company.

Not an indicator of gross reporting.

Indicators of Net Revenue Reporting

The Entity’s Supplier Is the Primary Obligor in the Arrangement (ASC-605-45-45-16)

605-45-45-16 Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity’s role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

The restaurant is the primary obligor in the transaction in which the member purchases food and beverage.

Indicator of net reporting.

The Amount the Entity Earns Is Fixed (ASC 605-45-45-17)

605-45-45-17 If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

The Company does earn a fixed percentage of the amount charged to the customer (diner).

Indicator of net reporting.

The Supplier Has Credit Risk (ASC 605-45-45-18)

605-45-45-18 If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

Because transactions that use dining credits are identified based on the credit card used for payment, there is virtually no credit risk to either the restaurant or the company.

Indicator of net reporting.

c.	Basis for Further Discussion with SEC Staff

When considering the factors identified in the literature above and analyzing them with respect solely to the transaction in which members purchase food and beverage, ignoring all other aspects of our marketing arrangements, there are indicators of both gross and net reporting in our dining credits transactions.

Historically, we had concluded that gross reporting is applicable largely because we have general inventory risk. As noted in ASC 605-45, “[u]nmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue on a gross basis on the amount billed to the customer.” While the primary obligor indicator is also identified as a strong indicator by the pronouncement, we believe that presentation of the purchase of dining credits from restaurants and sale to members on a gross basis is reasonable and reflects the economics of the dining credits transaction.

However, we acknowledge that the guidance in ASC 605-45, combined with guidance in ASC 605-50, could reasonably lead to a conclusion that net reporting is appropriate. Further, we believe that net presentation, particularly with the types of gross disclosures contemplated by ASC 605-45-50-1 and ASC 605-50-50-1, would also transparently reflect the economics and substance of our dining credit transactions. As such, our attachment to gross reporting is largely based on comparability with our past treatment.

Given that, and because there is no direct accounting literature that governs the treatment of our dining credits transactions and given the analysis in this white paper, we would like to understand better the SEC staff’s views on this topic.

We have reviewed the contents of our white paper with our Audit Committee and our Board of Directors and they concur with the conclusions in this submission.

Respectfully Submitted,

REWARDS NETWORK INC.

Exhibit 1

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Mon 02/08 33 % Benefit

Tue 02/09 33 % Benefit

Wed 02/10 33 % Benefit

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 02:00AM

FEATURES

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

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1 2 3 4

Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

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MEMBER RATING ?

4.1 OUT OF 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS ?

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More >>

SU – NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More >>

GD – CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More >>

SEE ALL MEMBER REVIEWS

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 02:00AM

FEATURES

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-Out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

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MONK’S PUB

Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

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MEMBER RATING ?

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS ?

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More >>

SU – NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More >>

GD – CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More >>

SEE ALL MEMBER REVIEWS >>

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00 PM

Wed 09:30AM – 09:00 PM

Thu 09:30AM – 09:00 PM

Fri 09:30AM – 02:00 AM

FEATURES

Payment Options: American Express® , Discover® , MasterCard® , Visa®

Cuisine: American

Meal’s Served: Dinner, Lunch

Dining Options: Take-out

Average Entree Pricing:

Breakfast Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant type : Casual

Dress Code: Casual Attire

Reservations: No

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Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burger’s in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

Earn Miles at Monk’s Pub JOIN NOW>>

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Share

MEMBER RATING ®

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS ®

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More>

SU – NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More>

GD – CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More >

SEE ALL MEMBER REVIEWS >>

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 02:00AM

FEATURES

Payment Options: American

Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-Out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

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OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS

Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

Earn Reward Zone points at Monk’s Pub JOIN NOW >>

USEFUL LINKS

Share

MEMBER RATING

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More>>

SU – NORTHBROOK, IL

01.11.2010

4.0 OUT OF 5

“Very good overall.”

2 of 75 Reviews Read More>>

GD – CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More>>

SEE ALL MEMBER REVIEWS>>

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 02:00AM

FEATURES

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-Out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

Earn Midwest Miles at Monk’s Pub

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OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS

1 2 3 4

Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

Earn Midwest Miles at Monk’s Pub JOIN NOW >>

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MEMBER RATING ?

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS ?

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More >>

SU – NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More >>

GD – CAROL, STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More>>

SEE ALL MEMBER REVIEWS >>

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Monk's
Pub

Monk's Pub
205 W Lake St
Chicago, IL 60606
P. (312) 357-6665

http://www.mmonks.com

Established in 1969, Monk's Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they've earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It's no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk's beverages are also available. While you're there, try Monk's specialty of the house, chili. They say it's the best in the loop! Located near the Theater district, Monk's is an excellent choice for a meal before or after a show. Monk's Pub provides complete carry-out service and is available for private parties.

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REWARDS TODAY
Thu 2/04 2% Savings

Fri	2/05	2% Savings
Sat	2/06	0% Savings
Sun	2/07	0% Savings
Mon	2/08	2% Savings
Tue	2/09	2% Savings
Wed	2/10	2% Savings

Benefits Guidelines »
Unlimited visits; Upromise savings awarded on qualifying dines up to the maximum spending limit of $1000 per month.

hours of operation

MON	09:30AM - 09:00PM
TUE	09:30AM - 09:00PM
WED	09:30AM - 09:00PM
THU	09:30AM - 09:00PM
FRI	09:30AM - 02:00AM

features

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner , Lunch

Dining Options: Take-Out

Average Entree Pricing: Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

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member ratings

4.1 out of 5

Food	4.2 out of 5
Services	4.2 out of 5
Cleanliness	3.8 out of 5
Value	4.1 out of 5

Based on 545 responses

recent member reviews

RS – DEERFIELD, IL
01.13.2010
5.0 out of 5

"I had not been to Monk's in a while, but the time has not changed a thing. The burgers are sti..."

1 of 75 Reviews Read More »

SW – NORTHBROOK, IL
01.11.2010
4.0 out of 5

"Very good overall."

2 of 75 Reviews Read More »

GD – CAROL STREAM, IL
01.07.2010
5.0 out of 5

"The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I..."

3 of 75 Reviews Read More »

See all reviews »

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REWARDS NETWORK

© 2010 Rewards Network Inc. and Upromise Inc. All rights reserved.

You may have memberships in several dining programs administered by Rewards Network, but each credit or debit card may only be registered to earn rewards in one program at a time. If your credit or debit card is already registered with another dining program administered by Rewards Network, you cannot receive Upromise contributions unless you switch your enrollment to the Upromise Dining Program by contacting us at (888) 434-9111, Monday through Friday from 9:00 AM to 9 PM ET.

To earn contributions through Upromise Dining by Rewards Network, you must dine at a participating restaurant on a day and time when it offers rewards and pay for the meal with a credit or debit card that is registered in your Upromise account (Qualified Dine). Specific terms and conditions apply for each restaurant's contribution. Participating restaurants, contribution levels, blackout dates, limits on eligible visits and other terms and conditions apply and are subject to change. For complete program Terms and Conditions, guidelines and restrictions, and the latest benefit schedules, visit upromise.com/dining. Gift certificate and gift card purchases made through Upromise Dining by Rewards Network must be purchased at participating locations on days when benefits are being offered. No online purchases will be eligible for college savings. The Upromise Dining program offers Preferred Diners 4%-8% contributions on eligible transactions, while the standard benefit level is only 2%-4%. Preferred Diners also get access to more restaurants and exclusive access to special bonus earning opportunities.

*The 10% EXTRA college savings at participating Upromise Dining restaurants can be earned only when you: a) make a qualified purchase at a participating restaurant in the Upromise Dining Program administered by Rewards Network in accordance with the Upromise Dining Program Terms and Conditions and restaurant restrictions; and b) use your registered Upromise credit card from Bank of America to make such qualified Upromise Dining Program purchases. For more information on the Upromise Dining Program contribution requirements including individual restaurant restrictions, contribution amounts, or a list of participating restaurants, visit upromise.com/dining. Participating restaurants are determined solely by Rewards Network and are subject to change at any time without prior notice. The college savings that you can earn from such Upromise Dining restaurants are unlimited in amount.

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HOURS OF OPERATION

Mon	09:30AM - 09:00PM
Tue	09:30AM - 09:00PM
Wed	09:30AM - 09:00PM
Thu	09:30AM - 09:00PM
Fri	09:30AM - 02:00AM

FEATURES

Payment Options: American Express® , Discover® , MasterCard® , Visa®

Cuisine: American

Meals Served: Dinner , Lunch

Dining Options: Take-Out

Average Entree Pricing: Breakfast:Not Applicable

Lunch:Under $10

Dinner:Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

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OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS



1 2 3 4

Monk's Pub

205 W Lake St
Chicago, IL 60606
P. (312) 357-6665

Monk's Pub Website:
http://www.mmonks.com

Description:
Established in 1969, Monk's Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they've earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It's no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk's beverages are also available. While you're there, try Monk's specialty of the house, chili. They say it's the best in the loop! Located near the Theater district, Monk's is an excellent choice for a meal before or after a show. Monk's Pub provides complete carry-out service and is available for private parties.

Earn Dividend Miles at Monk's Pub   JOIN NOW >>

USEFUL LINKS

Share

MEMBER RATING

4.1 out of 5

Food	4.2 out of 5
Services	4.2 out of 5
Cleanliness	3.8 out of 5
Value	4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS

RS – DEERFIELD, IL
01.13.2010
5.0 out of 5
"I had not been to Monk's in a while, but the time has not changed a thing. The burgers are sti..."
1 of 75 Reviews   Read More >

SU – NORTHBROOK, IL
01.11.2010
4.0 out of 5
"Very good overall."
2 of 75 Reviews   Read More >

GD – CAROL STREAM, IL
01.07.2010
5.0 out of 5
"The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I..."
3 of 75 Reviews   Read More >

SEE ALL MEMBER REVIEWS >>

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MONK'S PUB

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Monk's Pub

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HOURS OF OPERATION

Mon	09:30AM - 09:00PM
Tue	09:30AM - 09:00PM
Wed	09:30AM - 09:00PM
Thu	09:30AM - 09:00PM
Fri	09:30AM - 02:00AM

FEATURES

Payment Options: American Express® , Discover® , MasterCard® , Visa®

Cuisine: American

Meals Served: Dinner , Lunch

Dining Options: Take-Out

Average Entree Pricing: Breakfast:Not Applicable

Lunch:Under $10

Dinner:Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

Earn RBC Rewards points at Monk's Pub

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Monk's Pub

Monk's Pub

205 W Lake St
Chicago, IL 60606
P. (312) 357-6665

Monk's Pub Website:
http://www.mrmonks.com

Description:

Established in 1969, Monk's Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they've earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It's no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk's beverages are also available. While you're there, try Monk's specialty of the house, chili. They say it's the best in the loop! Located near the Theater district, Monk's is an excellent choice for a meal before or after a show. Monk's Pub provides complete carry-out service and is available for private parties.

Earn RBC Rewards points at Monk's Pub

JOIN NOW »

USEFUL LINKS

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MEMBER RATING

4.1 out of 5

Food	**4.2** out of 5
Services	**4.2** out of 5
Cleanliness	**3.8** out of 5
Value	**4.1** out of 5

Based on 545 responses

RECENT MEMBER REVIEWS

RS – DEERFIELD, IL
01.13.2010
5.0 out of 5

"I had not been to Monk's in a while, but the time has not changed a thing. The burgers are sti..."

1 of 75 Reviews Read More ›

SU – NORTHBROOK, IL
01.11.2010
4.0 out of 5

"Very good overall."

2 of 75 Reviews Read More ›

GD – CAROL STREAM, IL
01.07.2010
5.0 out of 5

"The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I..."

3 of 75 Reviews Read More ›

SEE ALL MEMBER REVIEWS »

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*You will earn one additional RBC Rewards point for every dollar you spend, which is in addition to the points you usually earn when you use your eligible RBC Royal Bank credit card to pay for purchases.
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Monk’s Pub

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Monk’s Pub

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 02:00AM

FEATURES

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

Earn Rapid Rewards® credits at Monk’s Pub

Earn Rapid Rewards credits at this location and thousands of other restaurants, bars and clubs.

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Monk’s Pub

1 2 3 4

Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiched as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

USEFUL LINKS

Share

MEMBER RATING ?

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS ?

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More >>

SU – NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More >>

GD – CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More >>

SEE ALL MEMBER REVIEWS

Earn Rapid Rewards® credits at Monk’s Pub JOIN NOW >>

+Earn Reward Dollars in addition to the credits earned in the Rapid Rewards DiningTM Program when you use you registered Southwest Airlines Rapid Rewards Credit Card from Chase. Don’t have a card? Apply. Rapid Rewards Dining is not affiliated with the Southwest Airlines Rapid Reward card from Chase.

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MONK’S PUB

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Monk’s Pub

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 02:00PM

FEATURES

Payment Options: American

Express® Discover®

MasterCard® Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-Out

Average Entrée Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

Earn Midwest Miles at Monk’s Pub

Join Rewards Network Dining for free and earn Midwest Miles for every dollar you spend at thousands of restaurants, bars and clubs.

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OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS 1 2 3 4

Monk’s Pub

205 W Lake St

Chicago, IL 60605

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Description:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monks specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

Earn Midwest Miles at Monk’s Pub

JOIN NOW >>

USEFUL LINKS

Share

MEMBER RATING

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS

RS-DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not changed a thing. The burgers are sti…”

1 of 75 Reviews Read More >>

SU-NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More >>

GD-CAROLS STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews Read More >>

SEE ALL MEMBER REVIEWS >>

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MONK'S PUB

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Symbol Key   Printer Friendly

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Established In 1969
Monk's Pub
Fine Food & Spirits
1
2
3
4

Monk's Pub

205 W Lake St
Chicago, IL 60606
P. (312) 357-6665

Monk's Pub Website:
http://www.mmonks.com

Description:
Established in 1969, Monk's Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they've earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It's no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk's beverages are also available. While you're there, try Monk's specialty of the house, chili. They say it's the best in the loop! Located near the Theater district, Monk's is an excellent choice for a meal before or after a show. Monk's Pub provides complete carry-out service and is available for private parties.

Earn Priority Club Rewards at Monk's Pub   JOIN NOW »

REWARDS CALENDAR

Log in now to see when Priority Club® points are available at this location.

Not a member? Join now!

HOURS OF OPERATION

Mon	09:30AM - 09:00PM
Tue	09:30AM - 09:00PM
Wed	09:30AM - 09:00PM
Thu	09:30AM - 09:00PM
Fri	09:30AM - 02:00AM

FEATURES

Payment Options: American Express® , Discover® , MasterCard® , Visa®

Cuisine: American

Meals Served: Dinner , Lunch

Dining Options: Take-Out

Average Entree Pricing:
Breakfast:Not Applicable

Lunch:Under $10

Dinner:Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

USEFUL LINKS

Share

MEMBER RATING

4.1 out of 5

Food	**4.2** out of 5
Services	**4.2** out of 5
Cleanliness	**3.8** out of 5
Value	**4.1** out of 5

Based on 545 responses

RECENT MEMBER REVIEWS

RS – DEERFIELD, IL
01.13.2010
5.0 out of 5
"I had not been to Monk's in a while, but the time has not changed a thing. The burgers are sti..."
1 of 75 Reviews   Read More »

SU – NORTHBROOK, IL
01.11.2010
4.0 out of 5
"Very good overall."
2 of 75 Reviews   Read More »

GD – CAROL STREAM, IL
01.07.2010
5.0 out of 5
"The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I..."
3 of 75 Reviews   Read More »

SEE ALL MEMBER REVIEWS »

Restaurant, Bar & Club Owners: Join Rewards Network

Privacy Policy | Terms & Conditions | Contact Us | FAQ | About Us | Site Feedback

© 2010 Rewards Network Inc. All Rights Reserved. | Email: priorityclub@rewardsnetwork.com | (800) 856-7462

REWARDS NETWORK

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MONK'S PUB

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OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS


Established in 1969
Monk's Pub
Fine Food & Spirits

Monk's Pub

205 W Lake St
Chicago, IL 60606
P. (312) 357-6665

Monk's Pub Website:
http://www.mmonks.com

Description:
Established in 1969, Monk's Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they've earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It's no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk's beverages are also available. While you're there, try Monk's specialty of the house, chili. They say it's the best in the loop! Located near the Theater district, Monk's is an excellent choice for a meal before or after a show. Monk's Pub provides complete carry-out service and is available for private parties.

Earn Mileage Plus® Miles at Monk's Pub JOIN NOW »

REWARDS CALENDAR

Log in now to see when miles are available at this location.

Not a member? Join now!

HOURS OF OPERATION

Mon	09:30AM - 09:00PM
Tue	09:30AM - 09:00PM
Wed	09:30AM - 09:00PM
Thu	09:30AM - 09:00PM
Fri	09:30AM - 02:00AM

FEATURES

Payment Options: American Express® , Discover® , MasterCard® , Visa®

Cuisine: American

Meals Served: Dinner , Lunch

Dining Options: Take-Out

Average Entree Pricing: Breakfast:Not Applicable

Lunch:Under $10

Dinner:Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

USEFUL LINKS

Share

MEMBER RATING

4.1 out of 5

Food	4.2 out of 5
Services	4.2 out of 5
Cleanliness	3.8 out of 5
Value	4.1 out of 5

Based on 545 responses

RECENT MEMBER REVIEWS

RS – DEERFIELD, IL
01.13.2010
5.0 out of 5
"I had not been to Monk's in a while, but the time has not changed a thing. The burgers are sti..."
1 of 75 Reviews Read More ›

SU – NORTHBROOK, IL
01.11.2010
4.0 out of 5
"Very good overall."
2 of 75 Reviews Read More ›

GD – CAROL STREAM, IL
01.07.2010
5.0 out of 5
"The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I..."
3 of 75 Reviews Read More ›

SEE ALL MEMBER REVIEWS »

Restaurant, Bar & Club Owners: Join Rewards Network

Privacy Policy | Terms & Conditions | Contact Us | FAQ | About Us | Site Feedback

© 2010 Rewards Network Inc. All Rights Reserved. | Email: mpdining@rewardsnetwork.com

REWARDS NETWORK

SKYMILES DINING

DELTA SKYMILES

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MONK’S PUB

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Monks’s Pub

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MEMBER RATING ?

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

REWARDS CALENDAR OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS

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HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 09:00PM

FEATURES

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take Out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: Casual

Dress Code: Casual Attire

Reservations: No

Monk’s Pub Fine Food & Spirits

1234

Monk’s Pub

205 W Lake St

Chicago, IL 60606

P. (312) 357-6665

Monk’s Pub Website:

http://www.mmonks.com

Desription:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s pub provides complete carry-out service and is available for private parties?

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RECENT MEMBER REVIEWS

RS – DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to monk’s in a while, but the time has not change a thing. The burgers are sti…”

1 of 75 Reviews Read more

SU – NORTHBROOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More

GD – CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews

Read More >>

SEE ALL MEMBER REVIEWS>>

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MEMBER RATING

4.1 out of 5

Food 4.2 out of 5

Services 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 545 responses

REWARDS CALENDAR

OVERVIEW | MENU | FEATURES | REVIEWS | DIRECTIONS

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Not a member? Join now!

HOURS OF OPERATION

Mon 09:30AM – 09:00PM

Tue 09:30AM – 09:00PM

Wed 09:30AM – 09:00PM

Thu 09:30AM – 09:00PM

Fri 09:30AM – 09:00PM

RECENT MEMBER REVIEWS

RS-DEERFIELD, IL

01.13.2010

5.0 out of 5

“I had not been to Monk’s in a while, but the time has not change a thing. The burgers are sti…”

1 of 75 reviews

Read More

FEATURES

Payment Options: American Express®, Discover®, MasterCard®, Visa®

Cuisine: American

Meals Served: Dinner, Lunch

Dining Options: Take-Out

Average Entree Pricing:

Breakfast: Not Applicable

Lunch: Under $10

Dinner: Under $10

Restaurant Type: casual

Dress Code: Casual Attire

Reservations: No

SU-NORTH BOOK, IL

01.11.2010

4.0 out of 5

“Very good overall.”

2 of 75 Reviews Read More

GD- CAROL STREAM, IL

01.07.2010

5.0 out of 5

“The teriyaki burgers are awesome as are any one of the other hundreds of burgers on the menu. I…”

3 of 75 Reviews

Read More

SEE ALL MEMBER REVIEWS>>

Monk’s Pub

205 W Lake St Chicago, IL 60606

p. (312)357-6665

Monk’s Pub Website:

http://www.mmonks.com

Desription:

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch.2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza, and an assortment of Monk’s beverages are also available. While you’re there, try Monk’s specialty of the house, chili. They say it’s the best in the loop! Located near the Theater district, Monk’s is an excellent choice for a meal before or after a show. Monk’s Pub provides complete carry-out service and is available for private parties.

Earn Hilton HHonors bonus points at Monk’s Pub JOIN NOW>>

Hilton HHonors membership, earning of Points & Miles and redemption of points are subject to HHonors Terms and Conditions. 2009 Hilton Worldwide.

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1 Monk’s Pub (American) Loop/Downtown Area 4.1 out of 5 Under $10

205 W Lake St, Chicago, IL 60606 | P. (312) 357-6665

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Earn 2 more AAdvantage® miles per dollar.

It's 2 good 2 pass up!

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Is it possible to have 2 many American Airlines AAdvantage® bonus miles? Register for the Plus Two Bonus, and you'll earn 2 additional AAdvantage® bonus miles for every dollar you spend all November. That means you'll go from earning 3 to 5 AAdvantage® bonus miles per dollar. So your $40 meal will earn 80 more AAdvantage® miles! A $100 dinner will bring in *200 additional miles!*

There's no minimum to spend and no maximum you can earn. Just register and dine. This is a great oppor2nity!

Earn AAdvantage® miles at these restaurants near you!

Freshii Deli 311 S. Wacker Chicago, IL (312) 435-0311	Sayat Nova Restaurant Middle Eastern 157 E Ohio St Chicago, IL (312) 644-9159	Odyssey Cruises American 401 E Illinois Suite 310 Chicago, IL (866) 305-2469
May Street Market American 1132 W Grand Ave Chicago, IL (312) 421-5547	Protein Bar Vegetarian 235 S Franklin Chicago, IL (312) 346-7300	Costa's Greek Dining & Bar Greek 340 S. Halsted Chicago, IL (312) 263-9700
Venus Greek 820 West Jackson Chicago, IL (312) 714-1001	Brando's Bar/Club/Lounge 343 South Dearborn Chicago, IL (773) 216-3213	Monk's Pub American 205 W Lake St Chicago, IL (312) 357-6665
Red Light Asian 820 W Randolph Chicago, IL (312) 733-8880	Mother Hubbard's Sports Pub American 5 West Hubbard Chicago, IL (312) 828-0007	Spirit Of Chicago American 401 E Illinois Suite 310 Chicago, IL (866) 273-2469

Search For Restaurants, Bars & Clubs [60661] GO >> Advanced Search >>

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SkyMiles® Dining Restaurants in Your Area

Looking for a place to dine out? Don’t Want to travel far? We have the answer. Look below for a list of great restaurants in your area where you can earn miles. Find a new favorite and earn miles today!

NEW! Berry Chill

American

500 W Madison St

Chicago IL

(312) 993-9664

Bon V Bon V

Bar/Club/Lounge

1100 W. Randolph

Chicago, IL

(312) 826-4530

PLUSH Plush

Bar/Club/Lounge

1104 W Madison St

Chicago, IL

(312) 490-9000

KLAY OVEN RESTAURANT Klay Oven

Indian

414 N Orleans

Chicago, IL

(312) 527-3999

Le Lan Le Lan

Asian

749 N Clark St

Chicago, IL

(312) 280-9100

MOTHER HUBBARD’S Mother Hubbard’s Sports Pub

American

5 West Hubbard

Chicago, IL

(312) 828-0007

POPS Pops for Champagne

Bar/Club/Lounge

601 N State St

Chicago, IL

(312) 266-7677

Nia Nia

Mediterranean

803 W Randolph St

Chicago, IL

(312) 226-3110

Vice

Bar/Club/Lounge

838 W. Randolph

Chicago, IL

(312) 733-3379

Crepe Bistro

French

186 N Wells

Chicago, IL

(312) 269-0300

Monk’s Pub

American

205 W Lake St

Chicago, IL

(312) 357-6665

YATS NEW Yats

Cajun/Creole

955 W. Randolph St.

Chicago, IL

(312) 829-7930

Le Peep Le Peep

American

1000 W Washington St

Chicago, IL

(312) 563-9990

Ruby Of Siam

Thai

170 W Washington Chicago, IL

(312) 609-0000

Cardozas Pub

Italian

170 W Washington

Chicago, IL

(312) 236-1573

Search For Restaurants, Bars & Clubs 60606 GO >> Advanced Search >>

Your Bonus offer

Dining just got a whole lot sweeter.

Earn 1,000 bonus miles with the Special Invitation Bonus!

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All SkyMiles program rules apply. To review the rules, please visit delta.com/skymiles. Delta, SkyMiles, and the Delta logo are registered service marks of Delta Air Lines, Inc. Delta is not responsible for goods or services offered by Rewards Network or any restaurant participating in this promotion. Participating restaurants are subject to change. Additional restrictions may apply. Offer subject to change.

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New restaurants for a new year Ensure delivery

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AAdvantage Dining The Inside Dish

Put down the pen and paper

Here’s how it’s normally done: You think about the things you want to do or accomplish, write them down on a piece of paper, and then spend the next 365 days trying to complete them all. If you’re lucky, you finish one or two.

New Year’s resolution lists can be daunting. Here’s one that’s easy: resolve to earn more American Airlines AAdvantage® miles.

And the AAdvantage DiningSM program has made it even easier for you—with a list of restaurants for a new year! Now that’s a list that’s delish. RESOLUTIONS 1.

Find a spot for your plans

Venus 820 West Jackson Chicago, IL (312) 714-1001

Costa’s Greek Dining & Bar 340 S. Halsted Chicago, IL (312) 263-9700

Protein Bar 235 S Franklin Chicago, IL (312) 346-7300

Freshii 311 S. Wacker Chicago, IL (312) 435-0311

Brando’s 343 South Dearborn Chicago, IL (773) 216-3213

Monk’s Pub 205 W Lake St Chicago, IL (312) 357-6665

Crepe Bistro 186 N Wells Chicago, IL (312) 269-0300

Berry Chill 500 W Madison St Chicago, IL (312) 993-9644

Find a restaurant now! 60661 SEARCH NOW >> Advanced Search >>

Resolution: Miles

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American Airlines reserves the right to change the AAdvantage® program rules, regulations, travel awards and special offers at any time without notice, and to end the AAdvantage® program with six months’ notice. Any such changes may affect your ability to use the awards or mileage credits that you have accumulated. American Airlines is not responsible for products or services offered by other participating companies. For complete details about the AAdvantage® program, visit www.aa.com/aadvantage.

American Airlines, AAdvantage, AAdvantage Dining and AAdvantage Hotel are trademarks of American Airlines, Inc.

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Restaurants | Bars & Clubs | Bonuses | My Favorites | My Account Center

SkyMiles® Dining Restaurants in Your Area

How’s 2010 shaping up so far?

After the bustle of the holidays, it’s time to put your feet up and relax. There’s no better place to do that than a program restaurant.

Find a nearby place to enjoy a relaxing meal. Earn some miles for yourself. Take a deep breath and enjoy the calm of the new year taking hold.

freshii Freshii

Deli

200 W Monroe

Chicago, IL

(312) 269-0995

Berry Chill

American

132 N Lasalle

Chicago, IL

(312) 553-2445

Cardozos Pub

Italian

170 W Washington

Chicago, IL

(312) 236-1573

Brado’s Brando’s

Bar/Club/Lounge

343 South Dearborn

Chicago, IL

(773) 216-3213

Crepe Bistro

French

186 N Wells

Chicago, IL

(312) 269-0300

Monk’s Pub

American

205 W Lake St

Chicago, IL

(312) 357-6665

Protein Bar

Vegetarian

235 S Franklin

Chicago, IL

(312) 346-7300

Oodles of Noodles

American

29 E Adams

Chicago, IL

(312) 360-1111

Tizi Melloul

Mediterranean

531 N Wells St

Chicago, IL

(312) 670-4338

Goddess and Grocer

Deli

1646 N Damen Ave

Chicago, IL

(773) 342-3200

Search For Restaurants, Bars & Clubs 60603 GO > > Advanced Search >>

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All SkyMiles Dining program rules apply. To review the rules, please visit skymiles.rewardsnetwork.com . All SkyMiles program rules apply. To review the rules, please visit delta.com/skymiles . Delta, SkyMiles, and the Delta logo are registered service marks of Delta Air Lines, Inc. Delta is not responsible for goods or services offered by Rewards Network or any restaurant participating in this promotion. Participating restaurants are subject to change. Additional restrictions may apply. Offer subject to change.

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RAPID REWARDS

DININGS

Restaurants | Bars & Clubs | My Favorites | My Account Center

Get your third dine in by November 30!

SEARCH NOW

You’re registered for the Third Dine’s a Charm Bonus, but you haven’t yet dined three times. Time is running out to earn your bonus quarter (0.25) credit!

Just dine three times, spending $25 or more each time, at program restaurants, bars or clubs by November 30th. Only then will that bonus quarter (0.25) credit be yours. It’s the rule of three!

Earn Rapid Rewards credits at these restaurants near you!

freshii Freshii

Deli

311 S. Wacker

Chicago, IL

(312) 435-0311

Protein Bar

Vegetarian

235 S Franklin

Chicago, IL

(312) 346-7300

Brando’s Brando’s

Bar/Club/Lounge

343 South Dearborn

Chicago, IL

(773) 216-3213

Monk’s Pub

American

205 W Lake St

Chicago, IL

(312) 357-6665

Crepe Bistro

French

186 N Wells

Chicago, IL

(312) 269-0300

Oodles of Noodles

American

29 E Adams

Chicago, IL

(312) 360-1111

MOTHER HUBBARD’S Mother Hubbard’s Sports Pub

American

5 West Hubbard

Chicago, IL

(312) 828-0007

SPIRIT

Spirit Of Chicago

American

401 E Illinois Suite 310

Chicago, IL

(866) 273-2469

ODYSSEY Odyssey Cruises

American

401 E Illinois Suite Chicago, IL

(866) 305-2469

Search For Restaurants, Bars & Clubs 60606 GO >> Advanced Search >>

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REWARDS

NETWORKS

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Additions and new features that helped increase your business Ensure delivery

REWARDS

NETWORK

It was a good year

2009 saw Rewards NetworkSM invest time, resources and money into creating new dining programs, new services and effective promotions. These additions to our program were designed with one simple goal: to help you increase your business.

Here’s what we did for you this year:

Increased membership:

More members than ever have access to you through new partnerships with Hilton HHonors® and Best Buy Reward Zone®, bringing the active membership to 3.4 million diners. We also reworked the Rewards Network dining program. iDine® motivates members to dine and spend more at places like yours.

Brought you to on-the-go members:

Members and nonmembers can now find you while on the go with dining apps for the iPhone™, BlackBerry® and Android™ smartphones.

Connected you to members:

Build relationships with members who’ve dined with you through an easy-to-use online tool that allows you to respond to their feedback. Plus, you can now communicate with diners in real-time on our Facebook and Twitter pages.

Motivated members to dine more:

Members were motivated to dine and spend more this year because of the 120-plus bonuses we ran. One, the Double Rewards Promotion on Mondays, Tuesdays and Wednesdays, increased member spending by 25 percent on those days*.

These new features give you more exposure and better access to diners. But our plans for 2010 are even bigger. Stay with us and see.

Thanks for being a Rewards Network merchant. Happy holidays!

Figure based on 1Q v 2Q average percentage lift on Mondays, Tuesdays and Wednesdays at all participating restaurants in several partner programs.

BlackBerry®, RIM®, Research In Motion®, SureType®, SurePress™ and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world.

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With a little creativity, you can earn benefits left and right. So put on your comfy waiter shoes—we’re handing you some tips!

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Brando’s 343 South Dearborn Chicago, IL (773) 216-3213

Oodles of Noodles 29 E Adams Chicago, IL (312) 360-1111

Exposure Restaurant and Lounge 1315 South Wabash Ave Chicago, IL (312) 662-1082

Freshii 200 W Monroe Chicago, IL (312) 269-0995

Monk’s Pub 205 W Lake St Chicago, IL (312) 357-6665

Crepe Bistro 186 N Wells Chicago, IL (312) 269-0300

Costa’s Greek Dining & Bar 340 S. Halsted Chicago, IL (312) 263-9700

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Make your toughest customer your best friend—even online

Praise is great. But satisfied customers talk to a few friends, while unhappy customers talk to anyone who will listen.

You know how to deal with dissatisfied diners in person. But what about the customers who don’t complain to your face, but voice their negative reviews online? The same rules apply…

You can do all this by responding to feedback through our online response tool. Log in if you have feedback, and remember that any criticism can be constructive.

Make sure your customer relationships are built to L.A.S.T.

L LISTEN. Make sure you understand the diners’ concerns.

A APOLOGIZE. Even if it’s not your fault. Would you rather win an argument… or a customer?

S SOLVE. Find out what would fix the situation and tell them what you’ll do.

T THANK. Whether it’s just a “thank you” or a gift card or a free dessert. Use your judgment.

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NETWORKSM

Bonuses give diners incentive to dine more and spend more with you

Rewards NetworkSM launches dozens of dining bonuses across our 15 dining programs, and all of them have one simple goal: to increase your ticket sales.

Bonuses benefit you by motivating our members to dine more, spend more and fill out more post-dine surveys. Plus, it’s an opportunity for you to gain a new batch of loyal customers. Last year, Rewards Network spent millions of dollars on bonuses enticing our members to dine with our merchants. The cost of these bonuses to you? Nothing.

As long as you stay with us, our members will keep getting rewarded more for dining with you.

Visit the Special Promotions page on ReachDiners.com to see some of the bonuses and promotions we’re running right now.

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AT&T E 2:02 PM

Search A-Z By Distance

170 W Washington 334 yds >

Berry Chill

132 N Lasalle 422 yds >

Protein Bar

235 S Franklin 0.25 mi >

Crepe Bistro

186 N Wells 0.25 mi >

Monk’s Pub

205 W Lake St 0.26 mi >

Freshii

311 S. Wacker 0.32 mi >

New Line Tavern

201 N Clinton St 0.34 mi >

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AT&T E 2:00 PM

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Monk’s Pub

205 W Lake St

Chicago, IL 60606

(312) 357-6665

Cuisines: American

Rewards:

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Merchant Reviews Rated 4.1 of 5

I had not been to Monk’s in while,...

01.13. 2010 - RS

Very good overall.

01.11.2010 SU

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Sandwiches All sandwiches served with lettuce, tomato, pickles, sautéed or raw onions and your choice of fries, cole slaw or small house salad.

Grilled Portabella Mushroom 8.25

A marinated grilled Portabella mushroom cap served on wheat toast spread with hummus and topped with Provolone cheese, cucumber slices, red onion and roasted red peppers.

Grilled Chicken 8.25

Marinated 8 oz. chicken breast perfectly grilled.

Caesar Chicken 8.50

8 oz. chicken breast marinated in Caesar dressing and grilled.

Teriyaki Chicken 8.50

8 oz. chicken breast marinated in teriyaki seasoning and grilled.

Tangy BBQ Chicken 8.50

8 oz. chicken breast brushed with a tangy BBQ Sauce.

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AT&T E 2:26 PM

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Monk’s Pub

Established in 1969, Monk’s Pub is known as the best of Chicago, according to Ch. 2 CBS News. And they’ve earned their reputation. With burgers that are one-half pound of choice ground sirloin, flame-broiled to your taste on a sesame seed bun. It’s no wonder they were voted #1 Burgers in Chicago by CBS 2. Delicious steaks and sandwiches as well as fresh salads, pizza and

OK

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Order up!

Congrats! You've earned yourself some nice benefits with your recent dining activity. Enjoy! (And we hope to see you again real soon!)

PAID

Southport Lanes & Billiards
3325 N Southport
Chicago IL

Dine Date: 02/02/10

Benefits Paid:
$12.21

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Total Benefits YTD: US$67.65
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MEMBER SURVEY

On January 8, 2010 you visited

Monk's Pub
205 W Lake St
Chicago, IL 60606

Please think about your experience at Fizz Bar & Grill, and then answer the following questions:

How would you rate...	N/A	POOR 1	2	AVERAGE 3	4	EXCELLENT 5
the food?	○	○	○	○	○	○
the service?	○	○	○	○	○	○
the cleanliness?	○	○	○	○	○	○
the value of your experience?		○	○	○	○	○
the overall experience?		○	○	○	○	○

Did this establishment's participation in the program influence your decision to visit?

○ YES ○ NO

Did you dine with other adults who are not members of this dining program?

○ YES ○ NO

How likely are you to...	UNLIKELY		MAYBE		ABSOLUTELY
recommend this restaurant to family and friends?	○	○	○	○	○
return to this restaurant?	○	○	○	○	○

Would you like to share your experience with:

○ THE ESTABLISHMENT ◉ OTHER MEMBERS AND THE ESTABLISHMENT

What did you like about your dining experience? What fell short? Be specific–dish out some details! (See Sample Review.)

I went to this restaurant for:

○ Breakfast ○ Lunch ○ Dinner ○ Other

What were your favorite things about dining here? (You can check more than one.)

☐ The food. ☐ It was a good value. ☐ It's near where I live. ☐ It's close to where I work. ☐ I dug the scenery/crowd/décor/vibe. ☐ I earned rewards.

Rewards Network℠ reserves the right to select which reviews are posted on the Web site.

By providing this feedback, you authorize Rewards Network to share it in a non-personally identifiable manner (either in aggregate or with first name, last initial, city and state).

NOTE: If you provide a comment in the box above, a merchant may choose to respond to you. To ensure your privacy, this response will be emailed to you through Rewards Network via DONOTREPLY@merchants.rewardsnetwork.com. The merchant will not be provided with your email address.

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DINING WITH BENEFITS℠

Your Diners Have Spoken

REWARDS NETWORK

REACHING THE FREQUENT DINER®

REPLY TO CUSTOMER FEEDBACK Merchant ID: 23383 LOG IN >>

Dear Owner,

Following are Rewards Network member comments based on their experience at your establishment. To respond to the comments below, log in by using your merchant ID and secure password.

If you have any questions regarding member comments or other Rewards Network related content, please contact Merchant Services at (800) 422-5155.

YOUR RATINGS TO DATE

Overall Experience

4.1 out of 5

Food 4.2 out of 5

Service 4.2 out of 5

Cleanliness 3.8 out of 5

Value 4.1 out of 5

Based on 541 responses

Here are your member comments for Monk’s Pub at 205 W Lake St.

MEMBER ID Date of Dine Comments Overall Rating

38922183 01/28/10

The food at Monk’s is amazing- I love their chicken avocado sandwich and their burgers are terrific. Quick turnaround on service, though things sometimes get very busy and difficult to find a seat during the lunch rush. Slightly pricy but it’s Chicago- everything’s pricy!

4 out of 5

Communicate with our members by replying now.

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BBB MEMBER 2009

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Merchant ID

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Website Comments

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REQUEST CUSTOMER TREND REPORT

Your response will be emailed, unedited, directly to your customer through Rewards Networks email server. You can respond to each customer comment only once.

NOTE: Your customer will not be able to respond to this email through Rewards Network, and we will not provide your email address to the customer. If you wish to continue the dialog with this customer, you will need to include your contact information in the body of the email.

DINE DATE

SURVEY DATE

DINE AMOUNT

OVERALL RATING

MEMBER COMMENT

RESPOND

04/19/2006

06/30/2009

$53.00

2.0 out of 5

test

You responded on 07/21/2009

Member ID 24257693

04/19/2006

06/30/2009

$53.00

3.0 out of 5

test

Please contact Merchant Services at (866) 518-3463

03/19/2008

06/30/2009

$120.00

2.0 out of 5

this is a comment

Respond to this comment

Member ID 24257693

Reply to the above feedback how you see fit. For example, you can thank the customer, respond to a problem, offer a coupon to rectify an issue-it’s up to you. Remember to include your contact info if you’d like the member to contact you back.

CANCEL SEND >>

11/22/1982

06/23/2009

$ 0.00

5.0 out of 5

A must visit!

Please contact Merchant Services at (866) 518-3463

Member ID 14749451

11/22/1982

06/23/2009

$ 0.00

5.0 out of 5

I love this place!!

Please contact Merchant Services at (866) 518-3463

Member ID 24538613

11/22/1982

06/23/2009

$ 0.00

4.0 out of 5

They make the best sausage egg and cheese!!

Please contact Merchant Services at (866) 518-3463

Member ID 36468890

11/22/1982

06/23/2009

$ 0.00

4.0 out of 5

They are always very friendly and they know my breakfast order by now.

Please contact Merchant Services at (866) 518-3463

Member ID 12277933

11/22/1982

06/23/2009

$ 0.00

4.0 out of 5

The rice vermicelli with shrimp is out of this world!

Please contact Merchant Services at (866) 518-3463

Member ID 31576003

11/22/1982

06/23/2009

$ 0.00

4.0 out of 5

Their food is fantastic. We got the Pho Tai soup and Vermicelli noodles with Shrimp. Both were excellent. Highly recommended.

Please contact Merchant Services at (866) 518-3463

Member ID 31576003

11/22/1982

06/23/2009

$ 0.00

4.0 out of 5

Our meal was fantastic. Definitely try to papaya salad and the pho tai!

Please contact Merchant Services at (866) 518-3463

Member ID 31576003

1

2

3

Next

When you reply to a member comment, you acknowledge and agree that Rewards Network owns the content of your message and you authorize Rewards Network to share this information in a non-personally identifiable manner as part of our program marketing efforts.

©2009 Rewards Network Inc. All Rights Reserved

SAMPLE MERCHANT YOUR ACCOUNT# : ######

STREET ADDRESS STATEMENT DATE : 01/07/2010

CITY, ST ZIP CODE ACCT. EXECUTIVE: Last, First

E-mail: email@email.com

On 01/13/10 Rewards Network will deduct $598.25 from your bank account, for dining activity and apply it towards your Dining Credits balance.

STATEMENT SUMMARY

Rewards Network Dining Credits Balance as of 05/10/09 [+] 23,135.48

Dining Credits Used by Rewards Network Members [-] 736.30

Current Rewards Network Dining Credits Balance [=] 22,399.18

DINING ACTIVITY

Dine Card Last4 Member Check New/Repeat Dining Credits

Date Type Num# City,St,Zip Total(s) Visit

01/07 MAST #### LA GRANGE, IL, 60526 45.91 N 36.73

01/07 VISA #### CHICAGO, IL, 60618 32.99 N 26.39

01/07 AMEX #### HIGHLAND P, IL, 60035 27.97 R 22.38

01/07 MAST #### WHEATON, IL, 60187 12.50 R 10.00

01/07 VISA #### CRYSTAL LA, IL, 60014 44.97 R 35.97

01/07 VISA #### NAPERVILLE, IL, 60563 55.99 R 44.79

01/07 VISA #### WINNETKA, IL, 60093 7.25 N 5.80

01/07 VISA #### OAK PARK, IL, 60304 133.22 N 106.58

01/07 VISA #### MOKENA, IL, 60448 50.00 N 40.00

01/07 MAST #### CHICAGO, IL, 60614 24.00 N 19.20

01/07 VISA #### BARRINGTON, IL, 60010 30.14 N 24.11

01/07 VISA #### CHICAGO, IL, 60033 40.84 N 32.67

01/07 MAST #### LIBERTYVIL, IL, 60048 42.46 N 33.97

01/07 VISA #### BARRINGTON, IL, 60010 28.64 N 22.91

01/07 VISA #### HIGHLAND B, IN, 46322 27.57 N 22.06

01/07 VISA #### NAPERVILLE, IL, 60563 38.02 R 30.42

01/07 VISA #### CHICAGO, IL, 60642 31.68 N 25.34

01/07 VISA #### CHICAGO, IL, 60614 20.00 R 16.00

01/07 VISA #### CHICAGO, IL, 60606 21.00 N 16.80

01/07 VISA #### SOMERVILLE, MA, 02143 34.00 R 27.20

01/07 VISA #### CHICAGO, IL, 60605 17.00 R 13.60

01/07 VISA #### DEERFIELD, IL, 60015 32.48 R 25.98

01/07 DISC #### CHICAGO, IL, 60611 49.81 R 39.85

01/07 AMEX #### CHICAGO, IL, 60611 16.44 N 13.15

01/07 AMEX #### ORLAND PAR, IL, 60467 43.00 N 34.40

01/07 VISA #### CHICAGO, IL, 60614 12.50 N 10.00

TOTALS 920.38 736.30

CASH FLOW

Week Total Payment Rewards Network

Received Card Transactions Dining Credits Used

12/27-01/02 24,872.80 2,618.85

12/19-12/26 22,352.89 1,994.72

12/11-12/18 25,144.90 2,540.54

PLEASE NOTE THAT THE BALANCES INCLUDED ABOVE MAY NOT MATCH THE AMOUNTS REPORTED ON YOUR OWN PAYMENT CARD STATEMENTS DUE TO TIMING ISSUES.

If you have any questions about your statements or balance, please phone Rewards Network Merchant Services: 1-800-422-5155 or E-MAIL: merchantservices@rewardsnetwork.com

Confidential

Exhibit 2

Customer Trend Report

SAMPLE MERCHANT

Street Address | City, St | # # # # #

October 2008 to October 2009

Monthly | 11/3/2009 | # # # # #

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 1 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Executive Summary

•	Total number of impressions during the report period was 91,293 and the average number of impressions per month was 7,023.

•	A total of $1,363 in Cash Rewards, 151,502 Airline Miles and 17,688 Program Points were issued on your behalf during the report period.

•	Total of 948 initial visits during this report period; an average of 73 initial visits per month.

•	Rewards Network Members spent $32,516 on New Visits:

•	An average of $34 per visit.

•	An average of $2,501 per month.

•	There were 1,601 Repeat Visits during this period; an average of 123 Repeat visits per month.

•	Rewards Network Members spent $52,532 on Repeat Visits:

•	An average of $33 per visit.

•	An average of $4,041 per month.

•	Rewards Network Members generate an average revenue of $33.23 per visit, that is a difference of 8.9%

compared to Non-Member spend of $30.51 per visit during the report period.

•	Your restaurant received an average member feedback rating of 4.4 out of 5.0.*

•	65% of members stated that your participation in our dining program influences their decision to dine at your establishment.*

*	Data is based on survey responses and members may not necessarily respond to all questions.

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 2 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Marketing Efforts and Rewards

Total number of impressions during the report period is 91,293 and the average impressions per month is 7,023.

Marketing Efforts

Promotion Type	Impressions
Web Site Hits	31,681
E-Mails	55,174
Mobile and Social Media	619
Other Marketing Efforts	3,819

*	Your location was featured in a restaurant spotlight.

Rewards Issued on behalf of

SAMPLE MERCHANT

Benefit Currency Type	Benefit Amt
Cash Rewards	1,363
Airline Miles	151,502
Program Points	17,688

You were featured in a restaurant spotlight during this reporting period!

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 3 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Web Page Hits

Web Site	Impressions
rapidrewardsdining.com	6,912
aa.rewardsnetwork.com	5,803
rn.upromise.com	5,356
upromise.com	2,717
mpdining.rewardsnetwork.com	1,771
RewardsNetwork	1,653
skymiles.rewardsnetwork.com	1,561
midwest.rewardsnetwork.com	1,404
priorityclub.rewardsnetwork.com	1,022
nwa.rewardsnetwork.com	1,004
hhonorsdining.com	910
usairways.rewardsnetwork.com	851
rewardzonedining.com	630
mileageplan.rewardsnetwork.com	59
corp.rewardsnetwork.com	14
escrip.rewardsnetwork.com	12
rbcrewards.rewardsnetwork.com	2
Total	31,681

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 4 of 12

SAMPLE MERCHANT	October 2008 to October 2009
New and Repeat Visits and Marketing Efforts

There were 948 New Visits and 1,601 Repeat Visits during this report period. An average of 73 New and 123 Repeat Visits per month.

												Impressions
	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
Promotion Type	2008	2008	2008	2009	2009	2009	2009	2009	2009	2009	2009	2009	2009
Web Site Hits	2,142	3,104	2,521	3,631	2,871	2,642	1,934	2,844	2,069	2,181	1,927	1,919	1,896
E-Mails	1,485	979	2,660	1,443	3,049	3,466	6,552	7,145	4,318	6,289	6,286	4,064	7,438
Mobile and Social Media	0	0	0	0	0	0	0	0	0	0	248	164	207
Other Marketing Efforts	13	6	19	8	0	9	79	6	276	36	13	3,177	177

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 5 of 12

SAMPLE MERCHANT	October 2008 to October 2009
New and Repeat Spend on Visits

The New Visits generated revenues of $32,516, an average of $34 per visit, and an average of $2,501 per month. The Repeat Visits generated $52,532, an average of $33 per visit, and an average of $4,041 per month.

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 6 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Top 20 ZIP/Postal Codes of Rewards Network Diners

State	City	Zip Code	Spend Per Ticket	# Visits	% Visits	Qual Spend
ST	CITY	#####	$25.74	248	9.8%	$6,384.72
ST	CITY	#####	$27.17	215	8.5%	$5,841.62
ST	CITY	#####	$43.82	107	4.2%	$4,688.82
ST	CITY	#####	$89.64	37	1.5%	$3,316.65
ST	CITY	#####	$33.49	77	3.0%	$2,578.87
ST	CITY	#####	$42.27	61	2.4%	$2,578.65
ST	CITY	#####	$26.38	69	2.7%	$1,820.45
ST	CITY	#####	$46.73	38	1.5%	$1,775.64
ST	CITY	#####	$25.47	69	2.7%	$1,757.31
ST	CITY	#####	$32.33	53	2.1%	$1,713.30
ST	CITY	#####	$35.82	40	1.6%	$1,432.88
ST	CITY	#####	$25.15	54	2.1%	$1,358.27
ST	CITY	#####	$42.78	30	1.2%	$1,283.31
ST	CITY	#####	$28.80	43	1.7%	$1,238.53
ST	CITY	#####	$35.41	32	1.3%	$1,133.17
ST	CITY	#####	$36.85	30	1.2%	$1,105.51
ST	CITY	#####	$29.38	37	1.5%	$1,087.22
ST	CITY	#####	$32.25	30	1.2%	$967.59
ST	CITY	#####	$29.92	32	1.3%	$957.36
ST	CITY	#####	$17.35	39	1.5%	$676.77
Top 20			$32.59	1,341	52.7%	$43,696.64

Total from Out of State:

Spend Per Ticket	# Visits	% Visits	Qual Spend
$34.31	695	27.3%	$23,842.68

Total from the State (excluding Top 20)

Spend Per Ticket	# Visits	% Visits	Qual Spend
$33.92	507	19.9%	$17,198.12

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 7 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Rewards Network Member vs. Non-Member Visit Spend Overall and by Day of Week

Rewards Network Members generate an average revenue of $33.23 per visit, that is a difference of 8.9% compared to Non-Member spend of $30.51 per visit during the report period.

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 8 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Distance Traveled by Members (number of visits)

Travel Miles (In-Town Major Metro)	Rewards Network Members Qualified Dines
0-1 Miles	608
1-3 Miles	214
3-15 Miles	953
15-30 Miles	339
30+ Miles	429

Rewards Network Members Qualified Dines

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 9 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Member Feedback

*	Member Feedback presented in this report was collected between 01 - Oct - 2008 and 28 - Oct - 2009. Data is based on survey responses and members may not necessarily respond to all questions.

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 10 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Member Comments

Survey Date	Dining Date	Member	Customer Comments
10/20/2009	10/15/2009	40822791	[RESTAURANT] is one of my FAVORITE pizza places. i love pizza from many different places, because they each off a different flavor. but [RESTAURANT] has never let me down. the Cheeseburger Pizza was recommended to me and it was my first time trying it, and it was WONDERFUL!

10/23/2009	10/10/2009	17578597	Food was good, but service was slow....we went on a Saturday early afternoon, fairly busy and only 2 waitresses

10/13/2009	10/09/2009	5062197	The pizza is awesome! Best in the city!

10/12/2009	10/08/2009	38495840	The pizza is delicious and there are many creative options. I LOVED the chicken bruschetta pizza and the Thai chicken pizza.

10/06/2009	09/28/2009	40624888	good pizza... like the mini for lunch... perfect size.

10/01/2009	09/27/2009	37393856	It was a great place to watch the big game!

09/25/2009	09/21/2009	38225157	Excellent gourmet pizza. The wheat crust is awesome and fresh ingredients. A little more expensive than other pizza places but you do get what you pay for.....

09/16/2009	09/12/2009	38367791	I really liked [RESTAURANT]. I am from out town and did not know what to expect but I thought they had superior pizza.

10/19/2009	09/12/2009	40229682	I went here for a football game and it was a ton of fun! The server took great care of us even though it was packed and she was very busy. The food was very good and I loved the experience.

09/09/2009	09/05/2009	38792061	I was in from out of town, and it was one of the closest restaurants near the downtown hotels... the Crown Plaza. The pizza was very good and the atmosphere during college football was tremendous.

08/24/2009	08/20/2009	19154861	Bartender was overwhelmed. I sat at the bar to eat lunch and it took 15 minutes to get waited on.

08/11/2009	08/06/2009	39948614	Absolutely the best pizza in the City!

08/04/2009	07/31/2009	18365444	I had the pizza - can’t really comment on the other food. the crust was quite good - in a typical midwest way - not at all like good east coast pizza, the sauce also good. the cheese was fairly tasteless.

07/30/2009	07/17/2009	28815173	I had a really great meal and the atmosphere was the best!

07/16/2009	07/12/2009	27981146	Satisfied with business

07/07/2009	07/03/2009	32653285	Great pizza, normal to slow service, fair prices.

07/17/2009	07/03/2009	22825460	A delivery service to local hospitals such as would be nice

07/06/2009	06/29/2009	10260279	Good Value. Good food!

06/26/2009	06/22/2009	30602571	You know, I keep trying and this place never gets back above mediocre! Did they change managers? did they change suppliers? Is the economy impacting their ability to prepare and serve good food? Have they gotten so big that they just don’t have to care anymore? Maybe my business isn’t important to them, they’ve got enough other business? Oh well, I really used to like this place but it sure has gone down hill fast!

06/30/2009	06/22/2009	24617210	Sat near the bar. Food was fine. Never got a refill on my drink.

06/23/2009	06/19/2009	37198104	great as always just don’t sit on the lower level on fridays unless you like a lot of noise

06/17/2009	06/12/2009	37198104	Great food i’ve always love them now that i find they are part of the program it make me want to eat there even more.

06/11/2009	06/05/2009	37393856	very layed back atmosphere and food was very good!

06/22/2009	06/05/2009	18268597	We had a great experience at this [RESTAURANT] and would definitely return!

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 11 of 12

SAMPLE MERCHANT	October 2008 to October 2009
Member Comments

Survey Date	Dining Date	Member	Customer Comments
05/29/2009	05/25/2009	333478425	We dropped in to [RESTAURANT] on our way through town to the other side of the state. I have a place over by me, but still like to come down to this area when I can. The menu is very broad and offers something for everyone’s palate. We went on Memorial Day, and they seemed a bit understaffed, but all worked hard to help us, just wished they had more help to serve us quicker. A couple minor requests to our order were forgotten because there was a food runner vs. the same wait staff and she was also running double time trying to get the dining room’s orders all out. We were not in a hurry, so it did not really matter in the grand scheme of things. The food is great, I love the seating arrangements and plenty of tv’s to watch. Thank you for being on the program!

05/26/2009	05/20/2009	306022571	Well, because of our long-standing relationship we thought we would try again... big mistake. Time for a new pizza place!

05/22/2009	05/18/2009	306022571	We have been having pizza delivered from [RESTAURANT] for years and most of the time everything is really pretty good. This time it was just plain awful. We were going to call about it until we noticed that you track every time we call with a complaint or a problem AND PRINTS IT ON THE RECEIPT!!! So even if your complaint is valid, maybe it was your mistake, they track you like a “problem” customer. After so many times we were highly offended. But again, after so many times of good service we wrote this up as a “one off” and ordered again. And we changed our order from pizza to pasta. It was worse! So you’re probably going to see another bad review from us. We’re really disappointed and are already searching for our new pizza place.

05/13/2009	05/05/2009	378145709	The spicy pizza roll appetizer is the best thing in town.

05/11/2009	05/03/2009	383830578	Lots of food. TV monitors al over the place. Three level of dining space, take your pick. Good hang out and good location. Prices are very reasonable. We ordered too much and had to take a whole large pizza home. WANTED VARIETY. Would come again.

		383959755	Stayed the night in town to catch a flight the next day and visited. Great Pizza ! Service need a bit more attention. Refill pop, needed to look for waitress. Otherwise experience would be a lot better.

05/05/2009	05/01/2009	191154861	The girl at the pick up counter was lost (not on earth). We ordered a tostada pizza. She went back to the kitchen to get it. Came back out, gave us our pizza and sent us on our way. She forgot the lettuce, onion, cheese (tostada toppings). Had to go back and get them. After giving us the toppings, she forgot to give us the taco sauce. Had to go back and ask for those also.

05/02/2009	04/20/2009	384848418	I would probably go to [RESTAURANT] a lot more if the business would change the rule for people wanting to pay for separate orders. I mean I meet a couple of my friends there and we can’t even put separate orders on separate tickets so we have to put it all on one ticket. If you guys change that rule, you would probably have more happy customers!!

04/01/2009	03/29/2009	236712832	The pizza is good and it is in many neighborhoods of the city.

03/26/2009	03/22/2009	328439755	The delivery personal, [NAME], is very courteous and prompt.

03/27/2009	03/18/2009	156089136	[RESTAURANT] is always delicious! It’s one of my favorites!

03/16/2009	03/14/2009	328400755	The person that took our order was hard to understand but [NAME], the delivery young man was very pleasant.

03/18/2009	03/13/2009	351572983	The service was terrible. My first slice was delivered after 15 minutes, but the 2nd slice took 30 additional minutes. It should not take 45 minutes to get 2 slices of pizza. If the pizza wasn’t so good, we would skip this [RESTAURANT] altogether.

03/11/2009	03/08/2009	328437155	The delivery person, [NAME], is very pleasant, ALWAYS punctual is a great asset to this establishment.

866 542 3463 | rewardsnetwork.com. | © 2009 Rewards Network Inc. All Rights Reserved. # # # # # | Merchant Monthly Report | Executed on 11/3/2009 | Page 12 of 12

Exhibit 3

DINING CREDITS PROGRAM AGREEMENT

This Dining Credits Program Agreement (this “Agreement”), dated as of                     , 200     (“Effective        Date”),        is between Rewards Network Establishment Services Inc. (“RN”), a Delaware corporation,

and		d/b/a
	(Legal Name of Merchant)		(Public Name of Merchant)

a  ☐  sole proprietorship  ☐  general partnership  ☐   limited partnership  ☐  limited liability company  ☐  corporation

organized under the laws of the state of                      (“Merchant”), with an official address as follows:

(Official Address)

and with a location at:

(Location Address)

RN and Merchant have each reviewed this Agreement and enter into this Agreement in reliance upon the following statements:

I. GENERAL STATEMENTS

A.	RN provides marketing, customer feedback and frequent dining services (“Services”) to restaurants, bars, clubs and other merchants (“Program”). Merchant desires to join the Program for the business purpose of obtaining such Services. Merchant agrees to pay a program fee to RN in consideration for its Services.

B.	Under the Program, RN will purchase from Merchant certain rights of Merchant to receive payment from its Payment Card processor for Qualified Transactions (as defined in Section IV.A below) (“Purchased Receivables”). Merchant desires to join the Program for the business purpose of selling the Purchased Receivables to RN.

Merchant desires to collect the Purchased Receivables from the Payment Card processor and pay such amounts to RN.

C.	The parties desire to track the payments to RN of the Program Fees and the Purchased Receivables under this Agreement through the issuance and redemption of dining credits (“Dining Credits”).

In consideration of these statements and other good and valuable consideration, the parties agree as follows:

II. RN SERVICES AND PURCHASE OF RECEIVABLES

A.	RN Services. RN will market Merchant to persons (“Members”) enrolled in one or more rewards programs operated by RN or managed by RN for other entities. Members enroll in the Program directly with RN or through partners who offer the Program to members of their own rewards programs (“Partners”). The marketing communications provided by RN to Members (“Marketing Materials”) shall be determined by RN in its sole discretion and may include websites that are maintained by RN as part of the Program, emails and surveys that are sent to certain Members. RN will determine which Members receive Marketing Materials from time to time and may change the manner of marketing Merchant to Members from time to time. RN will provide Merchant with periodic reports containing information about Merchant’s participation in the Program, including aggregate results of surveys, if applicable. RN may post such aggregate results on its websites. RN will provide a reward to Members that have a Qualified Transaction at Merchant. As provided in Section IV.B below, Merchant will pay to RN a percentage of each Qualified Transaction as a program fee (“Program Fee”) for the Services.

B.	Purchased Receivables. Merchant agrees to sell to RN, and RN agrees to purchase from Merchant, Purchased Receivables on the terms and conditions set forth in this Agreement. The purchase of the Purchased Receivables is without recourse to Merchant except as provided in Sections V, VI, VII and IX, and RN assumes the risk that it may not receive payment of the Purchased Receivables from the Payment Card processor.

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C.	Payment. RN will pay to Merchant the amount set forth below (“Payment”) in consideration for the purchase of Purchased Receivables. Merchant will be deemed to issue Dining Credits in the amount set forth below (the “Dining Credits”) to track the receipt of Purchased Receivables by RN and the payment of the Program Fees to RN.

Payment:	$	Dining Credits:	$

The Payment will be payable by RN, subject to Section III.A of the Agreement, as follows:

Payment 1:	$	Dining Credits:	$	To be paid upon RN approval

Payment 2:	$	Dining Credits:	$	To be paid at the option of RN

Payment 3:	$	Dining Credits:	$	To be paid at the option of RN

The Payment will be paid to Merchant after execution of this Agreement and after approval by RN.

III. SUBSEQUENT PAYMENTS

A.	Subsequent Payments. If Section II.C provides that RN’s purchase of Purchased Receivables will be made in more than one payment, any subsequent payment and purchase of Purchased Receivables after the initial payment and purchase of Purchased Receivables will be at the option of RN and RN does not have an obligation to make any payment and purchase any Purchased Receivables after the initial purchase of Purchased Receivables.

IV. MERCHANT PAYMENT PROCESS

A.	Qualified Transaction. A “Qualified Transaction” is any transaction where a Member uses his or her credit card or debit card (“Payment Card’) registered with RN to purchase goods and services from Merchant, which transaction meets RN’s requirements for a Member reward. The amount of a Qualified Transaction includes taxes and tip.

B.	Merchant Payment Amount. Beginning on a date to be determined by RN in its sole discretion, which date shall be after the Payment is made, Merchant will pay to RN an amount equal to the Applicable Percentage of each Qualified Transaction (“Merchant Payment”), until the amount of Merchant Payments received by RN equals the aggregate amount of all Dining Credits issued by Merchant to RN. Merchant shall pay RN a Program Fee for the Services equal to 17.5% (“Program Fee Percentage”) of each Qualified Transaction. The Merchant Payment includes the Program Fee. The Purchased Receivables are the Merchant Payment minus the amounts collected for the Program Fee. The Applicable Percentage is set forth below:

Applicable Percentage:             %

C.	Authorized Processor. Merchant shall accept Payment Cards for all transactions. Merchant authorizes RN to monitor all Payment Card transactions at Merchant in order to determine the Qualified Transactions. Merchant has entered into or within ten days after the date hereof will enter into an agreement with one or more Payment Card processor(s) authorized by RN (the “Authorized Processor(s)”) to process and settle transactions in which Merchant accepts Payment Cards. The Authorized Processors will be the only Payment Card processors used by Merchant. RN may revoke the authorization of any Authorized Processor at any time and require Merchant to obtain a replacement Authorized Processor within 15 days after receiving notice from RN. Merchant may replace the Authorized Processor with another Payment Card processor; provided that the replacement Payment Card processor is authorized by RN and Merchant gives RN at least 15 days advance written notice of any such replacement. If Merchant does not provide such notice to RN, RN will incur substantial costs and damages as a result of the change in processor and Merchant will pay to RN, or RN may withdraw from the bank account designated by Merchant pursuant to Section IV.E (“Bank Account”), a $500 processor change fee. The Authorized Processor may provide to RN any information relating to Payment Card transactions requested by RN, including any cardholder account information.

D.	Bank Account. Merchant has established or within 10 days after the date hereof will establish a bank account (the “Bank Account”) that RN may debit. Merchant authorizes RN to initiate debit and credit entries in the Bank Account, as provided herein. Merchant will not allow the Bank Account to be closed or replaced without providing RN at least 10 days advance written notice of such closure or replacement and information on a replacement Bank Account. Merchant authorizes RN to withdraw from the Bank Account at any time, and from time to time, whether by automated clearinghouse debit or otherwise, an amount equal to the Merchant Payment and any other amounts owed by Merchant to RN pursuant to this Agreement. If RN is unable to withdraw such amounts from the Bank Account for any reason, including without limitation because the Bank Account has insufficient funds, the Bank Account has been closed or RN’s authority to debit the Bank Account has been revoked, RN will incur costs as a result of its inability to withdraw these amounts and Merchant will promptly pay to RN, or RN may withdraw from the Bank Account, a $20 returned transaction fee for each time RN is unable to withdraw such amounts from the Bank Account.

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E.	Method of Payment to RN. Merchant will receive the full payment for a Qualified Transaction from the Merchant’s Authorized Processor, but an amount equal to the Merchant Payment will be held by Merchant in trust for RN and Merchant will remit that amount to RN. RN may debit the amount of the Merchant Payments to be remitted by Merchant to RN from the Bank Account at any time. Alternatively, if RN is able to receive settlement proceeds directly from the Authorized Processor, RN may elect to receive settlement proceeds from the Authorized Processor in the amount equal to the Merchant Payments and Merchant hereby instructs and directs the Authorized Processor to pay such amount to RN, rather than to Merchant, in accordance with the agreement between Merchant and the Authorized Processor.

F.	Dining Credits. In order to track the receipt of Purchased Receivables and payment of the Program Fees, RN will maintain an account of Dining Credits. RN will redeem Dining Credits in an amount equal to the Merchant Payments that it receives. It is not possible to predict when, if ever, all of the Dining Credits will be redeemed, because Members may not visit Merchant in numbers sufficient to generate Purchased Receivables and Program Fees in an amount equal to the total of the Dining Credits issued by Merchant despite both parties’ compliance with the terms of this Agreement. If Purchased Receivables and Program Fees are not generated in an amount equal to the total of the Dining Credits issued by Merchant and provided that Merchant is in compliance with this Agreement, Merchant is under no obligation to compensate RN for such shortfall. The issuance and redemption of Dining Credits shall be tracked as computer entries by RN and no physical certificates will be issued. RN will transmit statements to Merchant indicating the amount of Merchant Payments due to RN for the statement period and the balance of outstanding Dining Credits at the end of the statement period after the payment of the Merchant Payments. RN will not charge a fee for statements delivered to Merchant via email or fax, but may charge a reasonable fee to Merchant for statements transmitted via postal or other delivery services.

V. OPTIONAL REPURCHASE BY MERCHANT

A.	Option to Repurchase by Merchant. So long as (i) there are Purchased Receivables and Dining Credits outstanding and (ii) Merchant is not in breach of any provision of this Agreement, Merchant shall have the option to repurchase the outstanding Purchased Receivables and redeem the outstanding Dining Credits (“Repurchase Option”) by paying to RN an amount in cash equal to the outstanding Dining Credits balance multiplied by the ratio of the Payment to the Dining Credits as reflected in Section II.C, plus any fees and other amounts due to RN under this Agreement. Merchant acknowledges that the exercise of its Repurchase Option will result in Merchant being removed from Marketing Materials, and will impact RN, and its Members and Partners. Accordingly, the exercise of the Repurchase Option by Merchant is subject to the following terms and conditions:

(1)	Notice: At least 30 days prior to the date on which Merchant intends to exercise its Repurchase Option, Merchant must provide written notice to RN of Merchant’s intent to exercise its Repurchase Option (“Merchant Repurchase Notice”).

(2)	Estimated Statement Issued: Within 10 days following RN’s receipt of the Merchant Repurchase Notice, RN shall provide Merchant with a statement (“Estimated Statement”) of the estimated amount Merchant must pay to RN to repurchase the outstanding Purchased Receivables under this Agreement (“Estimated Repurchase Amount”) and the period during which a repurchase payment must be received by RN (“Repurchase Period”).

(3)	Estimated Amount: The Estimated Repurchase Amount shall be an amount in cash equal to the outstanding Dining Credits balance on the date of estimation multiplied by the ratio of the Payment to the Dining Credits as reflected in Section II.C, plus any fees and other amounts due to RN under this Agreement.

(4)	Due Date: The Repurchase Period shall be for a period of 20 days, beginning on the date of issuance of the Estimated Statement by RN, or beginning on such other later date as the parties may expressly agree to in writing.

(5)	Late Payment or Partial Payment Not Accepted: Merchant may exercise its Repurchase Option at any time during the Repurchase Period by paying the Estimated Repurchase Amount to RN in readily available funds (“Repurchase Payment”), subject to Merchant’s obligation to subsequently pay any remaining balance upon notice by RN as set forth below. RN has no obligation to accept any Repurchase Payment tendered to RN prior to the beginning of, or after the end of, the Repurchase Period, or to accept any partial Repurchase Payment, and RN may reject and return any such untimely or partial Repurchase Payment in its sole and absolute discretion.

(6)	Failure to Comply: If Merchant fails to timely pay a Repurchase Payment to RN during the Repurchase Period, or if Merchant fails to comply with any of the foregoing conditions, then the Merchant Repurchase Notice for the exercise of the Repurchase Option shall automatically be deemed void and this Agreement shall continue according to its terms as if such Merchant Repurchase Notice had never been provided.

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(7)	Payment Application: In the event a Repurchase Payment is timely and properly received by RN in accordance with the conditions (1) through (6) set forth above, RN shall apply such Repurchase Payment first to any outstanding fees and other amounts due to RN under this Agreement, and second to the outstanding Purchased Receivables and Dining Credits on the date of processing of the Repurchase Payment. RN shall process and apply timely and proper Repurchase Payments within 4 business days of receipt.

(8)	Remaining Balance: In the event the Repurchase Payment is less than the total amount of any fees or other amounts due, plus the outstanding Dining Credits balance on the date of receipt of the Repurchase Payment multiplied by the ratio of the Payment to the Dining Credits as reflected in Section II.C, RN shall notify Merchant in writing of any remaining balance due and Merchant shall pay in readily available funds any such remaining balance to RN within 30 days. Failure to timely pay any such remaining balance to RN shall be a breach of this Agreement by Merchant. RN shall refund any overpayment to Merchant within 30 days.

B.	Continuing Services and Program Fee Through Month End After Repurchase. Upon application of a timely and proper Repurchase Payment, (i) RN shall continue thereafter to provide Services described in Section II.A to Merchant and Merchant shall continue to perform its obligations and pay the Program Fee until the last day of the calendar month in which the Repurchase Payment is processed and applied and (ii) this Agreement shall be terminated as described in Section X.A.

VI. MUTUAL REPURCHASE OPTION

A.	Mutual Repurchase Option. So long as there are Purchased Receivables and Dining Credits outstanding, upon the mutual written consent of RN and Merchant, the parties may mutually agree to a repurchase by Merchant of the Purchased Receivables.

B.	Repurchase Amount. In the event of a mutual consent to repurchase, immediately or at such other time as may be agreed to by the parties, Merchant shall pay to RN, or RN may withdraw from the Bank Account in RN’s sole discretion, an amount in cash equal to the outstanding Dining Credits balance multiplied by the ratio of the Payment to the Dining Credits as reflected in Section II.C (“Repurchase Amount”), and any fees and other amounts due to RN under this Agreement.

C.	Continuing Services and Program Fee After Repurchase. In the event of a mutual consent to repurchase, RN shall continue thereafter to provide Services to Merchant, and Merchant shall continue to perform its obligations and pay the Program Fee until Merchant’s participation in the Program is terminated as described in Section X.B.

VII. CONTINUING SERVICES

A.	Continuing Services and Program Fees Following Redemption of Dining Credits. In the event the Dining Credits are fully redeemed and reduced to zero through the application of Merchant Payments paid to RN for Qualified Transactions, then RN shall continue thereafter to provide the Services described in Section II.A to Merchant and Merchant shall continue to perform its obligations and pay the Program Fee, until the Merchant’s participation in the Program is terminated as described in Section X.C.

VIII. ADDITIONAL REPRESENTATIONS AND COVENANTS OF MERCHANT

A.	Purchased Receivables. As of the date hereof, Merchant represents and warrants that: (1) Merchant is the sole and lawful owner and holder of the Purchased Receivables and Merchant owns the Purchased Receivables free and clear of any liens, encumbrances, and adverse claims of any other individual or entity; (2) Merchant has the full right to sell, transfer, and assign and deliver to RN the Purchased Receivables free and clear of any liens encumbrances, and adverse claims of any other individual or entity; (3) except as expressly provided herein, Merchant shall not take any action to sell, transfer or otherwise encumber any of the Purchased Receivables, or any interest therein or in the proceeds of any Qualified Transactions, and Merchant shall not encumber or allow any encumbrance to attach to the interest of Merchant, RN, or any Transferee in the Purchased Receivables; and (4) Merchant has not entered into any agreements or made any offers to any person or entity to (i) transfer, sell or otherwise encumber the Purchased Receivables or (ii) transfer, sell or otherwise encumber all, or substantially all, of Merchant’s assets.

B.	Solvency. The fair saleable value of Merchant’s assets exceeds its liabilities, and Merchant is meeting its current liabilities as they mature.

C.	No Default. Execution of this Agreement and participation in the Program by Merchant shall not constitute a breach of or an event of default under any other agreements or business arrangements to which Merchant is a party.

D.	Use of Proceeds. Merchant shall use the proceeds of the Payment solely for business or commercial purposes, and not for personal, family, or household purposes.

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IX. NON-PERFORMANCE BY MERCHANT

A.	Event of Non-Performance. The following shall constitute an event of non-performance: (i) RN is unable to debit the Bank Account as provided in Section IV.E; (ii) Merchant permanently closes the restaurant, or sells or transfers all or substantially all of its assets; (iii) Merchant changes its business or its business is interrupted so that Merchant Payments or Program Fees cannot be generated during a one-week period or longer; (iv) Merchant fails to operate its business in accordance with all applicable federal, state and local laws, or operates its business in a manner that is reasonably likely to adversely impact RN’s relationship with its Members and Partners; (v) any proceeding is commenced by or against Merchant under any federal or state bankruptcy or insolvency law; or (vi) Merchant breaches this Agreement in any other manner not set forth in this section and such breach is not cured within a 10 day period after RN provides written notice to Merchant of such breach.

B.	Obligations Upon Non-Performance. RN shall provide written notice to Merchant of the occurrence of any event of non-performance (“Non-Performance Notice”). Immediately upon issuance of any Non-Performance Notice, Merchant shall pay to RN, or RN can withdraw from the Bank Account, (i) an amount in cash equal to the outstanding Dining Credits balance multiplied by the ratio of the Payment to the Dining Credits under this Agreement as reflected in Section II.C (“Repurchase Amount”), if any; (ii) an additional fee equal to 10% of the Repurchase Amount, if any; and (iii) any fees and other amounts due to RN under this Agreement. Merchant will also be liable for damages resulting from any breach of this Agreement.

C.	Removal From Marketing and Discontinuation of Services. Notwithstanding Sections V, VI, VII and X, upon the occurrence of any event of non-performance, RN will have the sole and absolute right to remove all references to Merchant from all Marketing Materials and to discontinue providing any Services to Merchant thereafter.

X. TERMINATION OF AGREEMENT

A.	Termination Upon Optional Repurchase by Merchant. Following an optional repurchase by Merchant, the Agreement and Merchant’s participation in the Program shall terminate as of the last day of the calendar month in which the Repurchase Payment is processed and applied, and RN shall have no obligation to provide Services to Merchant thereafter.

B.	Termination Upon Mutual Repurchase. Following a repurchase with mutual consent, the Agreement and Merchant’s participation in the Program shall terminate at such time as may be mutually agreed to in writing by the parties and RN shall have no obligation to provide Services to Merchant thereafter.

C.	Termination Upon Redemption of Dining Credits. Following full redemption and reduction to zero of the Dining Credits through the application of Merchant Payments, the Agreement and Merchant’s participation in the Program shall terminate (1) upon the mutual written consent of RN and Merchant, which termination will become effective on the date mutually agreed upon by the parties; or (2) upon written notice by either party to the other party not less than 30 days prior to the requested termination date, which termination will become effective on the last day of the calendar month in which the expiration of the 30-day notice period occurs. RN shall have no obligation to provide Services to Merchant thereafter.

D.	Survival after Termination. Notwithstanding the termination of this Agreement, Sections XI.A, XI.B, XI.C, XI.H, XI.I, XI.J and XI.K will survive termination and remain in full force and effect.

XI. OTHER TERMS AND CONDITIONS

A.	Indemnification. Merchant agrees to indemnify and hold harmless RN and its affiliates from and against any and all losses and expenses incurred by RN or any of its affiliates in connection with or arising from any claim, action, suit or proceeding initiated by any Member, Authorized Processor or any other third party in connection with or arising from any act or failure to act, or alleged act or alleged failure to act, by Merchant.

B.	Insurance. Merchant will maintain adequate insurance to fully protect it and RN against claims by Merchant’s patrons, including, without limitation, claims arising from or related to injury, illness and dissatisfaction with Merchant’s services and products.

C.	Intellectual Property and Data Rights.

1.	Intellectual Property. Merchant acknowledges that nothing in this Agreement grants to Merchant any right to use any trade name, trademark, service mark, design mark, other indicia of source or origin or other intellectual property of RN or any third party (including, without limitation, any Partner). Merchant has all rights to grant and hereby grants to RN, its Partners, and its affiliates a limited, non-exclusive license to use Merchant’s trade names, trademarks, service marks, design marks, other indicia of source or origin and other intellectual property of Merchant in connection with RN’s marketing services.

2.	Data Rights. Merchant hereby grants to RN the right, subject to all applicable laws, to use, analyze, sell, provide, and distribute the information that is created or collected through RN’s Program; provided, however, that (except for any parents, subsidiaries, affiliates, successors, servicers or assigns of RN, to whom RN may provide any information created or collected through the Program without restriction) RN may not provide any information to any third party (i) without first removing the identity of Merchant’s customers; and (ii) except on an aggregate basis included with the information of other merchants.

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D.	UCC Filings. Merchant hereby authorizes RN (or any Transferee or servicer) to file such UCC-l or comparable statements as RN deems necessary or appropriate to perfect the interests granted by Merchant under this Agreement. Merchant represents and warrants that as of the date hereof the legal name of Merchant and its jurisdiction of formation (or residence of a sole proprietor) are accurately set forth above. Merchant shall provide RN with 30 days’ prior written notice of any change in its legal name or jurisdiction of formation.

E.	Chargebacks, Offsets and Credits. At any time, and from time to time, RN may offset any amounts due from Merchant to RN for any reason against any amounts due from RN to Merchant. Merchant authorizes RN to initiate credits and debits in the Bank Account to offset any amounts due to RN from Merchant for any reason, including but not limited to error corrections, adjustments, chargebacks and cardholder credits relating to Qualified Transactions. Merchant will be responsible for all chargebacks or billing disputes relating to Qualified Transactions.

F.	Treatment of Prior Agreements. If Purchased Receivables are outstanding on more than one agreement between RN and Merchant, Merchant agrees that the Purchased Receivables and corresponding Dining Credits on the earlier dated agreement will be discharged prior to the Purchased Receivables and Dining Credits on any later dated agreement.

G.	Taxes and Gratuities. Merchant will be solely responsible for collecting and remitting in full all taxes to the appropriate taxing authorities and all gratuities to employees.

H.	LIMITATION ON LIABILITY. RN SHALL NOT BE LIABLE TO MERCHANT OR ANY THIRD PARTY FOR ANY LOSS OF PROFITS OR SPECIAL, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES ARISING OUT OF OR RELATING TO THIS AGREEMENT, TO THE MAXIMUM EXTENT PERMITTED UNDER ILLINOIS LAW.

I.	GOVERNING LAW, EXCLUSIVE ILLINOIS FORUM AND SUBMISSION TO JURISDICTION. THIS AGREEMENT AND ALL CLAIMS DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICT OF LAW PRINCIPLES) OF THE STATE OF ILLINOIS. FOR ANY ACTION, SUIT OR PROCEEDING RAISING SUCH CLAIMS THE EXCLUSIVE FORUM SHALL BE THE STATE COURT LOCATED IN COOK COUNTY, ILLINOIS, OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS AND THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE FOREGOING COURTS. Each party will bear the expense of its respective attorneys’, experts’, and witness fees, regardless of which party prevails, unless applicable law gives either party the right to recover any of those fees from the other party.

J.	WAIVER OF CLASS ACTION; WAIVER OF JURY TRIAL. BY ENTERING INTO THIS AGREEMENT, RN AND MERCHANT AGREE THAT THEY MAY BRING CLAIMS AGAINST THE OTHER ONLY IN THEIR INDIVIDUAL CAPACITY, AND RN AND MERCHANT ARE EACH EXPRESSLY WAIVING ANY AND ALL RIGHT TO PARTICIPATE AS A REPRESENTATIVE OR MEMBER IN ANY CLASS ACTION, PUTATIVE OR PURPORTED CLASS ACTION, REPRESENTATIVE ACTION, PRIVATE ATTORNEY GENERAL ACTION, OR SIMILAR ACTION, OR LAWSUIT RELATING TO ANY CLAIMS (AS HEREINAFTER DEFINED), WHETHER BROUGHT UNDER STATE OR FEDERAL LAW. RN AND MERCHANT ARE EACH EXPRESSLY WAIVING ANY AND ALL RIGHT TO JOIN OR CONSOLIDATE CLAIMS IN ANY PROCEEDING WITH THOSE OF ANY OTHER PERSON (EXCEPT ANY OBLIGORS AND GUARANTORS OF THE SAME AGREEMENT). FURTHER, BY ENTERING INTO THIS AGREEMENT, RN AND MERCHANT ARE EACH EXPRESSLY WAIVING THEIR RESPECTIVE RIGHTS TO A JURY TRIAL FOR ALL CLAIMS. The term “Claim” means any claim, dispute, or controversy (whether based on contract, tort, statute, or otherwise, and whether seeking monetary or any form of non-monetary relief) arising from or relating to this Agreement or the relationship between RN and Merchant (collectively, “Claims”). The term Claims is to be given its broadest possible meaning, and includes pre-existing, present, and future Claims, and Claims regarding the enforceability or scope of this waiver. For purposes of this waiver only, the term “RN” means RN and all of its respective parents, subsidiaries, affiliates, predecessors, successors, assigns, agents, servicers, employees, officers, and directors, and the term “Merchant” means Merchant and all of its parents, subsidiaries, affiliates, predecessors, successors, assigns, agents, employees, officers, and directors.

K.	Miscellaneous.

1.	Transfer of Rights and Assignment of Agreement. RN may sell, pledge, assign or otherwise transfer (a) any or all of the Purchased Receivables, (b) any or all of the Dining Credits, (c) the right to receive Merchant Payments, (d) this Agreement, and/or (e) any other rights under this Agreement to any person (each, a “Transferee”) without the consent of Merchant. Any Transferee will be entitled to exercise any and all of RN’s rights and receive all benefits afforded RN hereunder, including the collection of the Merchant Payments and the redemption of Dining Credits. RN may also delegate any of its duties and engage any service providers to perform any of its obligations or exercise any of its rights under this Agreement. Merchant may assign or otherwise transfer to any person with the prior written consent of RN (a) any or all of its obligations regarding the Purchased Receivables, (b) any or all of its obligations regarding the Dining Credits, (c) its obligations to make Merchant Payments, (d) this Agreement, and/or (e) any other rights or obligations under this Agreement. This Agreement will be binding upon and inure to the benefit of RN and Merchant and their respective successors and permitted assigns.

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2.	Authority; Further Assurances; Operation of Business. Each of Merchant and RN represents that (a) it has the full power and authority to enter into this Agreement and to perform its obligations under this Agreement and (b) this Agreement has been duly executed and delivered by it and is its legal, valid and binding obligation enforceable against it in accordance with its terms. Merchant agrees to execute all documents and take all actions required by RN or any Authorized Processor to effectuate the transactions contemplated by this Agreement. Merchant will operate its business in accordance with all applicable federal, state and local laws, and in a manner that is not reasonably likely to adversely impact RN’s relationship with its Members and Partners.

3.	Notices. All notices or other communications hereunder will be in writing and will be deemed given when delivered personally, when sent by mail or overnight courier service using the address of Merchant or of RN set forth in this Agreement, or such other address as such party has provided in compliance with this Section XI.K.3, or when sent by email or facsimile to Merchant using the email address or facsimile number of Merchant set forth in the records of RN.

4.	Entire Agreement; Amendments. This Agreement contains the entire understanding between the parties hereto with regard to the subject matter contained herein and supersedes all prior written or oral agreements between the parties hereto. This Agreement will not be modified, amended or supplemented except in writing signed by each of the parties hereto. Notwithstanding the foregoing, RN may modify the Program Fee Percentage upon 30 days prior written notice to Merchant; provided, however, that Merchant may elect to terminate this Agreement as described in Section X prior to any such modification taking effect.

5.	Non-Reliance. Merchant hereby acknowledges and agrees that it has executed this Agreement without any reliance on any statement, warranty or representation by the other party hereto or their agents or representatives for the consideration expressed herein.

6.	Partial Invalidity and Waiver. In the event any one or more of the provisions herein are held to be invalid, illegal or unenforceable, such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability without invalidating the remainder of such provision or any other provisions hereof. The failure of RN to enforce at any time any provision of this Agreement will not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof.

7.	No Third-Party Beneficiary; No Agent. Nothing in this Agreement will operate to confer rights or benefits on persons or entities other than Merchant, RN, or their respective successors or permitted assigns, whether third party beneficiary or otherwise. Nothing in this Agreement will be construed to imply, and the parties hereby expressly deny, that RN is Merchant’s (i) agent for collecting or remitting any amount due to Merchant from any Payment Card processor, (ii) fiduciary, or (iii) partner.

8.	Survival. Notwithstanding the language of Sections V, VI, VII, and IX hereof, Sections XI.A, XI.B, XI.C, XI.H, XI.I, XI.J and XI.K will survive the termination of this Agreement.

9.	Counterparts and Facsimile Signature. This Agreement need not be signed by RN, and RN’s funding of a Payment shall constitute its agreement to the Agreement in Illinois. The signature of any party by electronic facsimile on this Agreement will be considered as an original signature.

This Agreement will be binding on the parties hereto as of the date RN approves this Agreement and makes the Payment.

Legal Name of Merchant

By:
Authorized Signature

Print Name

Title

Address for RN: Rewards Network Establishment Services Inc., Two North Riverside Plaza, Suite 950

Chicago, IL 60606

For Internal Use Only

Merchant #: Contract #: Rep Code: ☐ New ☐ Renewal ☐ Re-open Directory Location:

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